
08004004

HBOS plc

9 June 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b) (Part 1 of 2)

I note below documents either sent to shareholders or made available to the public during the period **01 May 2008 to 31 May 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.05.01	Rule 8.3 – BHP Billiton plc
2008.05.01	Rule 8.3 – Rio Tinto plc
2008.05.01	Rule 8.3 – British Energy Grp
2008.05.01	Director/PDMR Shareholding
2008.05.02	Halifax Hse Price Index-Apr08
2008.05.02	Rule 8.3 – Rio Tinto plc
2008.05.02	Rule 8.3 – BHJP Billiton plc
2008.05.06	Rule 8.3 – British Energy Grp
2008.05.06	Rule 8.3 – BHP Billiton plc
2008.05.06	Rule 8.3 – Melrose plc
2008.05.06	Rule 8.3 – Rio Tinto plc
2008.05.06	Rule 8.3 – RDF Media Group plc
2008.05.07	Rule 8.3 – Melrose plc
2008.05.07	Rule 8.3 – Rio Tinto plc
2008.05.07	Rule 8.3 – BHP Billiton plc
2008.05.08	Rule 8.3 – BHP Billiton plc
2008.05.08	Rule 8.3 – Rio Tinto plc
2008.05.08	Rule 8.3 – British Energy Grp
2008.05.09	Rule 8.3 – British Energy Grp
2008.05.09	Rule 8.3 – BHP Billiton plc
2008.05.09	Rule 8.3 – Rio Tinto plc
2008.05.13	Rule 8.3 – BHP Billiton plc
2008.05.13	Rule 8.3 – British Energy Group plc

2008.05.13	Rule 8.3 – Rio Tinto plc
2008.05.13	Director/PDMR Shareholding
2008.05.14	Publication of US MTN Prospectus
2008.05.14	Publication of EURO MTN Prospectus
2008.05.14	Rule 8.3 – Rio Tinto plc
2008.05.14	Rule 8.3 – BHP Billiton plc
2008.05.14	Rule 8.3 – British Energy Group plc
2008.05.15	Rule 8.3 – Rio Tinto plc
2008.05.15	Holding(s) in Company
2008.05.16	Social Housing Covered Bond Prospectus
2008.05.16	Statement re Rightmove plc
2008.05.16	Rule 8.3 – BHP Billiton plc
2008.05.16	Rule 8.3 – Rio Tinto plc
2008.05.16	Director/PDMR Shareholding
2008.05.19	Rule 8.3 – Rio Tinto plc
2008.05.19	Rule 8.3 – BHP Billiton plc
2008.05.20	Rule 8.3 – Rio Tinto plc
2008.05.20	Director/PDMR Shareholding
2008.05.21	Publication of Final Terms
2008.05.21	Rule 8.3 – Rio Tinto plc
2008.05.21	Rule 8.3 – BHP Billiton plc
2008.05.22	Rule 8.3 – BHP Billiton plc
2008.05.22	Rule 8.3 – Rio Tinto plc
2008.05.22	Rule 8.3 – SCI Entertainment Group
2008.05.22	Rule 8.3 – SCI Entertainment Group plc-Replacement
2008.05.23	Rule 8.3 – Trading Emissions plc
2008.05.23	Rule 8.3 – Rio Tinto plc
2008.05.27	Replacement-Publication of Final Terms
2008.05.27	Rule 8.3 – Rio Tinto plc
2008.05.27	Rule 8.3 – SCI Entertainment Group plc
2008.05.27	Rule 8.3 – BHP Billiton plc
2008.05.28	Publication of Final Terms
2008.05.28	Rule 8.3 – SCI Entertainment Group plc
2008.05.28	Rule 8.3 – Taylor Nelson Sofres plc
2008.05.28	Rule 8.3 – Trading Emissions plc
2008.05.28	Rule 8.3 – Rio Tinto plc
2008.05.28	Rule 8.3 – BHP Billiton plc
2008.05.28	Rule 8.3 – Melrose plc
2008.05.28	Director/PDMR Shareholding
2008.05.29	Publication of Final Terms
2008.05.29	Publication of Final Terms
2008.05.29	Rule 8.3 – Rio Tinto plc
2008.05.29	Rule 8.3 – BHP Billiton plc
2008.05.29	Rule 8.3 – Trading Emissions
2008.05.29	Rule 8.3 – SCI Entertainment Group
2008.05.30	Rule 8.3 – BHP Billiton plc

2008.05.30	Rule 8.3 – Rio Tinto plc
2008.05.30	Transaction in Own Shares
2008.05.30	Total Voting Rights

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp J Maclean

Kenny Melville
Assistant Company Secretary

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:44 01-May-08
Number	5935T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	30 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in **(Note 3)**

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,745,237	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,745,237	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,500	£17.998

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	30 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,439,227	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,439,227	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,318	£42.110

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED
2008 JUL 29 A 11:

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:46 01-May-08
Number	5938T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	30 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,153,105	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,153,105	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	7,145	£59.049

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	30 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,409	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,409	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	170	£137.090

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:48 01-May-08
Number	5942T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	30 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,456,808	(1.495%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,456,808	(1.495%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,734	£7.645

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 01-May-08
Number	6094T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)...................................

3. Name of *person discharging managerial responsibilities/director*

(a) Mike Ellis
(b) Philip Gore-Randall
(c) Peter Hickman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Halifax Corporate Trustees Limited

8 State the nature of the transaction

Purchase of shares under the HBOS plc Share Incentive Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

(a) 309
(b) 309
(c) 26

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when

calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£4.8675

14. Date and place of transaction

30 April 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

(a) 378,452
(b) 10,303
(c) 52,144

16. Date issuer informed of transaction

30 April 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Sinclair, Assistant Company Secretary

Date of notification

1 May 2008

END
END

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RECEIVED
2008 JUL 29 A 11:47


Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-Apr08
Released	08:00 02-May-08
Number	6136T

Halifax House Price Index

National Index **April 2008**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 611.8 Monthly Change -1.3% Annual Change -0.9%

Standardised Average Price (seasonally adjusted) £189,027

Key Points

- House prices fell by 1.3% in April. Prices were 0.9% lower on an annual basis.
- We expect a mid single digit percentage decline in UK house prices this year. There \ regional variations, however. Some areas of the country, such as Scotland, are likely to ı modest price rises whilst other parts (e.g. Wales and West Midlands) are expected to se above the national average.
- Price falls should be viewed in the context of the substantial price rises over recent year: prices nearly doubled (190%) over the ten years to August 2007. The average UK price rc more than £130,000 between August 1997 and August 2007.
- The decline in prices is driven by a squeeze on spending power and the rapid rise in prices in the last few years. These factors have curbed housing demand. The rise in interes between August 2006 and July 2007 has increased average mortgage costs. A decline ir earnings over the past year has also constrained housing demand.
- A growing - albeit slowing - economy, high employment levels, low interest rates and a sh of new homes underpin housing valuations. The economy grew at an annual rate of 2.5% ir Q1; in line with the long-term average. Employment increased by 152,000 in the three mor February compared with the preceding quarter and stands at a record high 29.5 million.
- More Bank of England interest rate cuts are expected over the coming months as signs expected economic slowdown accumulate. This evidence will help to allay the MPC's cor regarding inflation over the medium term, providing scope to reduce rates.
- This month we look at housing transaction levels as part of our occasional series on key r developments. Transaction levels in recent years – averaging 1.16 million a year during 2007 – have been much lower than during previous cycles (1.7 million in 1988).

Commenting, Martin Ellis, chief economist, said:

"House prices fell by 1.3% in April. We expect a mid single digit percentage decline in UK house prices this year. There will be regional variations, however. Some areas of the country are likely to record modest price rises whilst other parts are expected to see falls above the national average.

Price falls should be viewed in the context of the substantial price rises over recent years. UK prices nearly doubled 190% over the ten years to August 2007. A growing economy, high employment levels, low interest rates and a shortage of new homes underpin housing valuations."

Pressures on householders' income curb housing demand

The decline in prices is driven by a squeeze on spending power and the rapid rise in house prices in the last few years. These factors have curbed housing demand. The rise in interest rates between August 2006 and July 2007 has increased average mortgage costs.

There has been a modest decline in 'real' earnings over the past year. Average earnings rose by 3.7% in the year to February, below the 4.1% increase in the headline rate of retail price inflation over the same period. Sharp increases in both fuel (4%) and food prices (6%) over the past year have helped to reduce the discretionary income available to households to fund house purchase.

Housing market activity is significantly lower than a year ago

Completed property sales in March were down 20% on an annual basis. The number of new buyers interested in home purchase fell for the sixteenth successive month in March, highlighting the decline in housing demand. (Source: RICS)

The number of mortgages approved to finance house purchase – a good leading indicator of house sales – in Q1 2008 was 41% lower than a year earlier.

High employment and low interest rates support house prices

A growing economy, high employment levels, low interest rates and a shortage of new homes underpin housing valuations. The economy expanded at an annual rate of 2.5% in 2008 Q1; in line with the UK's long-term average. The quarterly rate of growth, however, did slow from 0.6% in 2007 Q4 to 0.4% in 2008 Q1.

Employment increased by 152,000 in the three months to February compared with the preceding quarter and was 456,000 higher than a year earlier. The total number of people in employment stands at a record high 29.5 million.

The UK economy is forecast to slow during the course of 2008, recording below trend growth for the first time since 2005. We expect there to be a modest rise in unemployment later in the year due to this easing in growth. The scale of the increase in unemployment is unlikely to cause widespread difficulties for households.

MPC to lower rates further during the next few months
More Bank of England interest rate cuts are expected over the coming months as concrete evidence of an economic slowdown accumulates. This evidence will help to allay the MPC's concerns regarding inflation over the medium term, providing scope to lower rates. The MPC is nonetheless expected to maintain a "gradualist" monetary policy stance, lowering rates at a steady pace.

HOUSING TRANSACTIONS

The number of housing transactions in recent years has been significantly lower than at the height of the late 1980s housing boom
There were 1.17 million house sales in England & Wales in 2007 and an average of 1.16 million in the last three years (2005-2007). This is nearly a third lower than in 1988 when there were an estimated 1.7 million transactions.

Transactions have also been significantly lower as a proportion of the housing stock in recent years; averaging 7% during 2005-2007 compared to 12% between 1986 and 1988.

The number of first time buyers (FTBs) has also fallen sharply in recent years
An estimated 300,000 FTBs entered the market in 2007, the lowest since 1980. This compares with an estimated 900,000 at the peak in 1988. FTBs have also declined sharply as a proportion of all borrowers taking out a new mortgage to finance house purchase, accounting for 30% in 2007 compared to 51-52% in 1989 and 1990. (FTBs accounted for 14% of all new mortgages (i.e. including remortgages) in 2007 against 45% in 1993 (the earliest available data on this basis).)

Buyers have been putting down bigger deposits than in previous cycles
The average deposit put down by FTBs in 2007 (£34,381) represented 20% of the purchaser price compared with 12% in 1989.

END

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Free annual report  

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:09 02-May-08
Number	6995T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	1 May2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,152,863	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,152,863	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16	£59.721
Sale	227	£60.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	308,409	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,409	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:11 02-May-08
Number	6997T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	1 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,744,994	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,744,994	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	18	£18.513
Sale	225	£17.990

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,439,227	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,439,227	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**

Date of disclosure	2 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	12:54 06-May-08
Number	7889T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,368,809	(1.487%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,368,809	(1.487%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	88,000	£7.515

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	12:56 06-May-08
Number	7891T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,744,995	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,744,995	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	80	£18.710

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 6 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,449,572	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,449,572	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,345	£43.000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report  

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	12:57 06-May-08
Number	7892T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,026,543	(2.264%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,026,543	(2.264%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	313,925	£1.682

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	12:59 06-May-08
Number	7894T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,152,673	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,152,673	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	190	£59.640

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 6 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,322	£136.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- RDF Media Group plc
Released	13:01 06-May-08
Number	7895T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	RDF Media Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	2 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,023,563	(7.242%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,023,563	(7.242%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,900	£1.290

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	6 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	15:10 07-May-08
Number	9071T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	6 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,044,172	(2.277%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,044,172	(2.277%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	17,629	£1.669

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing,varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:12 07-May-08
Number	9073T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	6 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,152,603	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,152,603	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	70	£62.580

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 7 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:13 07-May-08
Number	9074T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	6 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	27,743,411	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,743,411	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	525	N/A
Sale	120	£19.130
Sale	860	£19.150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,449,572	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,449,572	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	13:09 08-May-08
Number	9931T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	7 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,679,601	(1.254%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,679,601	(1.254%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	63,812	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:11 08-May-08
Number	9934T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	7 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,152,104	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,152,104	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	500	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 May 2008
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	13:13 08-May-08
Number	9936T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	7 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,371,441	(1.584%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,371,441	(1.584%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long	Short

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	13:42 09-May-08
Number	1050U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	8 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,826,422	(1.628%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,826,422	(1.628%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	354,979	£7.193
Purchase	100,000	£7.180

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 9 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	13:44 09-May-08
Number	1052U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	8 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,679,965	(1.254%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,679,965	(1.254%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	363	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 9 May 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,449,572	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,449,572	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 May 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:48 09-May-08
Number	1055U

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	8 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,151,455	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,151,455	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	650	£64.310

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 May 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in **(Note 3)**

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in **(Note 3)**

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe **(Note 3)**

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- BHP Billion plc
Released	13:35 13-May-08
Number	3249U13

RNS Number : 3249U
HBOS PLC
12 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	12 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,715,370	(1.256%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,715,370	(1.256%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	43,600	£19.608
Purchase	106,160	£19.729

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,449,572	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,449,572	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- British Energy Group plc
Released	13:39 13-May-08
Number	3252U13

RNS Number : 3252U
HBOS PLC
13 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	17,150,359	(1.659%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,150,359	(1.659%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	71,575	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,575	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

a. Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	34,370	£7.036

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:43 13-May-08
Number	3254U13

RNS Number : 3254U
HBOS PLC
13 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,199,065	(1.523%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,199,065	(1.523%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	48,070	£63.301

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	309,731	(0.068%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Publication of US MTN Prospectus
Released	10:52 14-May-08
Number	4044U10

RNS Number : 4044U
HBOS PLC
14 May 2008

Publication of US MTN Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc ("HBOS") and Bank of Scotland plc ("Bank of Scotland") in relation to the Programme for the Issuance of Medium Term Notes due Nine Months or more from Date of Issue dated 13 May 2008.

The Prospectus should be read and construed in conjunction with the audited consolidated financial statements of HBOS for the financial years ended 31 December 2006 and 2007, together, in each case with the audit report thereon, which are incorporated by reference in the Prospectus and which are also available for viewing.

The Prospectus should also be read and construed in conjunction with the audited consolidated financial statements of Bank of Scotland for the financial year ended 31 December 2007 and the audited consolidated financial statements of The Governor and Company of the Bank of Scotland for the financial year ended 31 December 2006, together, in each case, with the audit

report thereon, which are incorporated by reference and are available at the Head Office of Bank of Scotland.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4044U_1-2008-5-14.pdf

http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf

http://www.hbosplc.com/investors/results/ARA_2007/downloads/HBOS_ARAreduce.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon

complying with the above requirement.

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Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Publication of EURO MTN Prospectus
Released	10:52 14-May-08
Number	4048U10

RNS Number : 4048U
HBOS PLC
14 May 2008

Publication of EURO MTN Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc ("HBOS"), Bank of Scotland plc ("Bank of Scotland") and BOS (Ireland) Funding plc in relation to the Programme for the Issuance of Debt Instruments dated 13 May 2008.

The Prospectus should be read and construed in conjunction with (i) the audited consolidated annual financial statements of HBOS for the financial years ended 31 December 2006 and 2007; (ii) the audited financial statements of The Governor and Company of the Bank of Scotland for the financial year ended 31 December 2006; and (iii) the audited consolidated financial statements of Bank of Scotland for the financial year ended 31 December 2007 together, in each case, with the audit report thereon which are incorporated by reference in the Prospectus and which are also available for viewing.

The audited financial statements of The Governor and Company of the Bank of Scotland for the financial

year ended 31 December 2006 and audited consolidated financial statements of Bank of Scotland for the financial year ended 31 December 2007 are available at the Head Office of Bank of Scotland.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4048U_1-2008-5-14.pdf

http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf

http://www.hbosplc.com/investors/results/ARA_2007/downloads/HBOS_ARAreduce.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are

part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:19 14-May-08
Number	4557U15

RNS Number : 4557U
HBOS PLC
14 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,215,830	(1.525%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,215,830	(1.525%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,870	£64.886
Sale	50	£65.860
Sale	55	£67.160

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:19 14-May-08
Number	4562U15

RNS Number : 4562U
HBOS PLC
14 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	13 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,756,280	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,756,280	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	41,320	£20.011
Sale	410	£20.370

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,449,572	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,449,572	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- British Energy Group plc
Released	15:21 14-May-08
Number	4568U15

RNS Number : 4568U
HBOS PLC
14 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	13 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	17,087,125	(1.653%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,087,125	(1.653%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	71,575	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,575	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

a. Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	63,235	£6.869

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:10 15-May-08
Number	5708U15

RNS Number : 5708U
HBOS PLC
15 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	14 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,215,702	(1.525%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,215,702	(1.525%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20	£67.390
Sale	110	£68.060

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	309,731	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,731	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:33 15-May-08
Number	5850U16

RNS Number : 5850U
HBOS PLC
15 May 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	HBOS P
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General C (Group) Legal & General Ir Management Limite
4. Full name of shareholder(s) (if different from 3.):	Legal & General A (Pensions Manag Limited (PM Legal & General C (L&G)
5. Date of the transaction (and date on which the	14 May 2C

threshold is crossed or reached if different):	
6. Date on which issuer notified:	15 May 2(
7. Threshold(s) that is/are crossed or reached:	Below 5% (G Below 5% (L(

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transactio				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting ri	
				Direct	Indirect	Direct	Ir
ORD GBP0.25	189,134,440	189,134,440	Below 5%				

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% rig

Total (A+B)

Number of voting rights	% of voting rights
Below 5%	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (Below 5% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (173,374,427 - 4.62 % = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (149,545,906 - 3.98 % = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (149,545,906 - 3.98 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 3,748,995,558
14. Contact name:	Kenny Melville, Assistant Company Secretary

15. Contact telephone number:	0131 243 8671

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Social Housing Covered Bond Prospectus
Released	10:46 16-May-08
Number	6336U10

RNS Number : 6336U
HBOS PLC
16 May 2008

Publication of Social Housing Covered Bond Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

The Prospectus of HBOS plc ("HBOS"), Bank of Scotland plc ("Bank of Scotland") and HBOS Social Housing Covered Bonds LLP in relation to the £3Billion Social Housing Covered Bond Programme dated 15 May 2008.

The Prospectus should be read and construed in conjunction with (i) the audited consolidated annual financial statements of HBOS for the financial years ended 31
December 2006 and 2007; (ii) the audited financial statements of The Governor and Company of the Bank of Scotland for the financial year ended 31 December 2006; and (iii) the audited consolidated financial statements of Bank of Scotland for the financial year ended 31 December 2007 together, in each case, with the audit report thereon which are incorporated by reference in the Prospectus and which are also available for viewing.

The audited financial statements of The Governor and Company of the Bank of Scotland for the financial year ended 31 December 2006 and audited consolidated financial statements of Bank of Scotland for the financial year ended 31 December 2007 are available at the Head Office of Bank of Scotland.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6336U_-2008-5-16.pdf

http://www.hbosplc.com/investors/includes/HBOSplc_ARA_2006.pdf

http://www.hbosplc.com/investors/results/ARA_2007/downloads/HBOS_ARAreduce.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. The Prospectus is not intended for use in the United States and is not addressed to or targeted at U.S persons and should not

be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2008 JUL 29 A 11:23

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Statement re Rightmove plc
Released	12:30 16-May-08
Number	6607U12

RNS Number : 6607U
HBOS PLC
16 May 2008

Class 3 Transaction - Rightmove plc ('Rightmove')

HBOS plc announces that it has today sold it's holding of 16,230,175 Ordinary 1p shares in Rightmove, for a consideration of £59.24m cash.

Contact:

Shane O'Riordain
Group Communications
07770 544585

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:14 16-May-08
Number	6834U15

RNS Number : 6834U
HBOS PLC
16 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,756,281	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,756,281	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	15 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,442,473	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,442,473	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,099	£48.380

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:17 16-May-08
Number	6842U15

RNS Number : 6842U
HBOS PLC
16 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,213,928	(1.524%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,213,928	(1.524%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150	£69.560
Sale	125	£68.380
Sale	500	£69.250
Transfer out	1,000	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	15 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	727	£152.190

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Regulatory Announcement

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:19 19-May-08
Number	7754U13

RNS Number : 7754U
HBOS PLC
19 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,211,530	(1.524%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,211,530	(1.524%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	674	£71.160
Sale	50	£70.970
Sale	1,674	£71.250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc.	which the option relates (Note 7)	European etc.	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	13:21 19-May-08
Number	7757U13

RNS Number : 7757U
HBOS PLC
19 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	16 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	27,942,436	(1.266%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,942,436	(1.266%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	188,859	£21.420
Sale	274	£21.960
Sale	150	£21.850
Sale	2,280	£21.760

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,442,473	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,442,473	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:44 20-May-08
Number	8825U13

RNS Number : 8825U
HBOS PLC
20 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,241,970	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,241,970	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	80	£70.550
Purchase	30,510	£69.944
Sale	150	£70.340

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc.	which the option relates (Note 7)	European etc.	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

END

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Free annual report

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:44 20-May-08
Number	8825U13

RNS Number : 8825U
HBOS PLC
20 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	19 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,241,970	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,241,970	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	80	£70.550
Purchase	30,510	£69.944
Sale	150	£70.340

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities to	Exercise price	Type, e.g. American,	Expiry date	Option money

call option	purchasing, varying etc.	which the option relates (Note 7)	European etc.	paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	20 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Publication of Final Terms
Released	09:09 21-May-08
Number	9449U09

RNS Number : 9449U
HBOS PLC
21 May 2008

Publication of Final Terms by HBOS plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 13th May 2008 ("the Programme"), was published on 14th May 2008 (Regulatory Announcement number 4044U).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD2,000,000,000 6.75 per cent. Notes due May 21,

2018
ISIN No.US4041A2AH79

http://www.ms-pdf.londonstockexchange.com/ms/9449U_-2008-5-21.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:44 21-May-08
Number	9902U14

RNS Number : 9902U
HBOS PLC
21 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	20 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,241,870	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,241,870	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100	£66.460

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than

the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

N/A - No Dealing

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:44 21-May-08
Number	9906U14

RNS Number : 9906U
HBOS PLC
21 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	20 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,942,058	(1.266%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,942,058	(1.266%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	230	£20.470
Sale	150	£20.560

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,442,473	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,442,473	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:24 22-May-08
Number	0941V14

RNS Number : 0941V
HBOS PLC
22 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	21 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,939,359	(1.266%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,939,359	(1.266%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,390	£20.520
Sale	310	£20.550

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,442,473	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,442,473	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3-Rio Tinto plc
Released	14:25 22-May-08
Number	0939V14

RNS Number : 0939V
HBOS PLC
22 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	21 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,240,300	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,240,300	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,120	£66.522
Transfer out	65	N/A
Sale	385	£66.270

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,004	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SCI Entertainment Group plc
Released	15:20 22-May-08
Number	1040V15

RNS Number : 1040V
HBOS PLC
22 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SCI Entertainment Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	21 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	5,427,198	(6.247%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,427,198	(6.247%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,680,674	£0.350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SCI Entertainment Group plc -Replacement
Released	16:30 22-May-08
Number	1141V16

RNS Number : 1141V
HBOS PLC
22 May 2008

Further to our announcement made today at 15.20 Number 1040V, we confirm that the Rule 8.3 disclosure in respect of SCI Entertainment Group plc was made in error, as no disclosure of interests is required at this time. Therefore, please disregard the information provided.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Trading Emissions plc
Released	14:42 23-May-08
Number	1940V14

RNS Number : 1940V
HBOS PLC
23 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Trading Emissions plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	22 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,773,815	(1.348%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,773,815	(1.348%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	55,531	£1.370

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if

applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:13 23-May-08
Number	2019V15

RNS Number : 2019V
HBOS PLC
23 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	22 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,239,604	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,239,604	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	267	£67.050
Sale	430	£67.670

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,004	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	309,004	(0.068%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	Bank of Scotland Plc
TIDM	63GF
Headline	Replacement - Publication of Final Terms
Released	11:39 27-May-08
Number	2911V11

RNS Number : 2911V
Bank of Scotland Plc
27 May 2008

REPLACES ANNOUNCEMENT 2792V RELEASED AT 10.23 ON 27/05/2008

Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 13th May 2008 ("the Programme"), was published on 14th May 2008 (Regulatory Announcement number 4048U).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final

Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 1,500,000,000 5.625 per cent. Fixed Rate Notes due 23 May 2013
ISIN No. XS0365381473

http://www.ms-pdf.londonstockexchange.com/ms/2911V_-2008-5-27.pdf

For further information, please contact

Bank of Scotland plc

33 Old Broad Street

London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by

any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:07 27-May-08
Number	3269V15

RNS Number : 3269V
HBOS PLC
27 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	23 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,239,861	(1.527%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,239,861	(1.527%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,019	£64.700
Sale	762	£66.141

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	23 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	308,820	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,820	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	184	£150.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SCI Entertainment Group plc
Released	16:20 27-May-08
Number	3407V16

RNS Number : 3407V
HBOS PLC
27 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SCI Entertainment Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	23 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	5,427,199	(2.100%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,427,199	(2.100%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Shares received under placing and open offer	4,680,674	£0.350

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	27 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	16:40 27-May-08
Number	3431V16

RNS Number : 3431V
HBOS PLC
27 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	23 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,941,978	(1.266%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,941,978	(1.266%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,696	£20.798
Purchase	6,250	£20.240
Sale	80	£20.372
Sale	255	£20.542
Transfer in	399	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	23 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,441,048	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,441,048	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than

the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,425	£47.850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Bank of Scotland Plc
TIDM	63GF
Headline	Publication of Final Terms
Released	09:56 28-May-08
Number	3846V09

RNS Number : 3846V
Bank of Scotland Plc
28 May 2008

Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 13th May 2008 ("the Programme"), was published on 14th May 2008 (Regulatory Announcement number 4048U).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 35,000,000 Floating Rate Notes due May 2010
ISIN No. XS0366473881

http://www.ms-pdf.londonstockexchange.com/ms/3846V_-2008-5-28.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SCI Entertainment Group plc
Released	15:17 28-May-08
Number	4328V15

RNS Number : 4328V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SCI Entertainment Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	5,514,699	(2.133%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,514,699	(2.133%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	87,500	£0.482

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Taylor Nelson Sofres plc
Released	15:23 28-May-08
Number	4337V15

RNS Number : 4337V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Taylor Nelson Sofres plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,343,505	(1.538%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,343,505	(1.538%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	60,420	£2.547

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Trading Emissions plc
Released	15:26 28-May-08
Number	4341V15

RNS Number : 4341V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Trading Emissions plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,846,815	(1.374%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,846,815	(1.374%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	73,000	£1.380

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:29 28-May-08
Number	4344V15

RNS Number : 4344V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,277,319	(1.531%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,277,319	(1.531%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	36,600	£63.258
Purchase	857	£62.369

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,820	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,820	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:31 28-May-08
Number	4348V15

RNS Number : 4348V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,994,182	(1.268%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,994,182	(1.268%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,754	£19.926
Purchase	50,000	£20.126
Sale	100	£19.7615
Sale	450	£19.960

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,441,048	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,441,048	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	15:31 28-May-08
Number	4356V15

RNS Number : 4356V
HBOS PLC
28 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	27 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,044,172	(2.278%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,044,172	(2.278%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
	2,603,372 conditional placing and open offer shares resulting in a potential holding of 5,647,544 shares representing 1.136% of the enlarged share capital of 497,123,860 shares in the event that the open offer and the placing are complete.

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Bank of Scotland Plc
TIDM	63GF
Headline	Publication of Final Terms
Released	10:51 29-May-08
Number	4975V10

RNS Number : 4975V
Bank of Scotland Plc
29 May 2008

Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 13th May 2008 ("the Programme"), was published on 14th May 2008 (Regulatory Announcement number 4048U).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 75,000,000 Floating Rate Notes due May 2009
ISIN No. XS0366911070

http://www.rns-pdf.londonstockexchange.com/rns/4975V_-2008-5-29.pdf

For further information, please contact

Bank of Scotland plc

33 Old Broad Street

London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Regulatory Announcement

Company	Bank of Scotland Plc
TIDM	63GF
Headline	Publication of Final Terms
Released	10:52 29-May-08
Number	4981V10

RNS Number : 4981V
Bank of Scotland Plc
29 May 2008

Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 13th May 2008 ("the Programme"), was published on 14th May 2008 (Regulatory Announcement number 4048U).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 10,000,000 Floating Rate Notes due May 2009

ISIN No. XS0366911401

http://www.ms-pdf.londonstockexchange.com/ms/4981V_-2008-5-29.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ

Tel: +44 (020) 7574 8000

Fax: +44(020) 7574 8133

Attention: Legal Department

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:59 29-May-08
Number	5388V14

RNS Number : 5388V
HBOS PLC
29 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	28 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,299,715	(1.533%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,299,715	(1.533%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,000	£61.805
Transfer in	2,540	N/A
Transfer out	44	N/A
Sale	100	£61.290

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,820	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	308,820	(0.068%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:00 29-May-08
Number	5391V15

RNS Number : 5391V
HBOS PLC
29 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	28 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,994,732	(1.268%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,994,732	(1.268%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	550	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,441,048	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,441,048	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

N/A - No Dealing

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Trading Emissions
Released	15:05 29-May-08
Number	5393V15

RNS Number : 5393V
HBOS PLC
29 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Trading Emissions plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	28 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,946,815	(1.410%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,946,815	(1.410%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	100,000	£1.378

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SCI Entertainment Group plc
Released	15:07 29-May-08
Number	5398V15

RNS Number : 5398V
HBOS PLC
29 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SCI Entertainment Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	28 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	5,627,199	(2.177%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,627,199	(2.177%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	112,500	£0.490

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	29 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:16 30-May-08
Number	6448V14

RNS Number : 6448V
HBOS PLC
30 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	29 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,994,221	(1.268%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,994,221	(1.268%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	61	£19.623
Transfer out	140	N/A
Sale	310	£19.630

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,441,048	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,441,048	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:18 30-May-08
Number	6453V14

RNS Number : 6453V
HBOS PLC
30 May 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	29 May 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,299,264	(1.533%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,299,264	(1.533%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16	£61.633
Transfer out	90	N/A
Sale	345	£62.330

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A - No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	308,820	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	308,820	(0.068%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A - No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 May 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report 

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	16:45 30-May-08
Number	6479V16

RNS Number : 6479V
HBOS PLC
30 May 2008

HBOS plc announces that on 30th May 2008 it transferred 114,705 shares out of Treasury for a consideration of 414.25 pence per share. These shares have been used to satisfy acquisitions made by participants in The HBOS plc Share Incentive Plan, an HM Revenue and Customs approved Share Incentive Plan.

Following the transfer, HBOS plc holds 2,172,301 of its ordinary shares in Treasury and has a total of 3,749,121,668 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

Go to market news section | Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	16:50 30-May-08
Number	6490V16

RNS Number : 6490V
HBOS PLC
30 May 2008

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,751,293,969 shares of 25p each, of which 2,172,301 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,749,121,668 ordinary shares of 25p each. This figure (3,749,121,668 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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HBOS plc

9 June 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 April 2008 to 30 April 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

SUPPL

2008.04.01	Rule 8.3 - BHP Billiton plc
2008.04.01	Rule 8.3 - Reuters Group plc
2008.04.01	Rule 8.3 - Expro International
2008.04.01	Rule 8.3 - Rio Tinto plc
2008.04.01	Rule 8.3 - British Energy Grp
2008.04.01	Holding(s) in Company
2008.04.01	Director/PDMR Shareholding
2008.04.02	Holding(s) in Company
2008.04.02	Holding(s) in Company
2008.04.02	Rule 8.3 - BHP Billiton plc
2008.04.02	Rule 8.3 - Reuters Group plc
2008.04.02	Rule 8.3 - Expro International
2008.04.02	Rule 8.3 - Rio Tinto plc
2008.04.02	Rule 8.3 - British Energy Grp
2008.04.02	Rule 8.3 - British Energy
2008.04.02	Publication of Final Terms
2008.04.03	Rule 8.3 - British Energy Grp
2008.04.03	Rule 8.3 - Expro International
2008.04.03	Rule 8.3 - Rio Tinto plc
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - BHP Billiton plc

2008.04.04	Rule 8.3 - Expro International
2008.04.04	Rule 8.3 - BHP Billiton plc
2008.04.04	Rule 8.3 - Reuters Group plc
2008.04.04	Rule 8.3 - Rio Tinto plc
2008.04.07	Holding(s) in Company
2008.04.07	Rule 8.3 - Rio Tinto plc
2008.04.07	Rule 8.3 - BHP Billiton plc
2008.04.07	Rule 8.3 - Reuters Group plc
2008.04.07	Rule 8.3 - Expro International
2008.04.07	Rule 8.3 - British Energy Grp
2008.04.07	Rule 8.3 - Friends Provident
2008.04.07	Rule 8.3 - Friends Provident
2008.04.08	Halifax Hse Price Index - Mar08
2008.04.08	Rule 8.3 – Rio Tinto plc
2008.04.08	Rule 8.3 – Gcap Media plc
2008.04.08	Rule 8.3 – Melrose plc
2008.04.08	Rule 8.3 – TDG plc
2008.04.09	Rule 8.3 – Rio Tinto plc
2008.04.09	Rule 8.3 – BHP Billiton plc
2008.04.09	Rule 8.3 – British Energy Grp
2008.04.09	Rule 8.3 – Friends provident
2008.04.09	Rule 8.3 – TDG plc
2008.04.10	Rule 8.3 – Rio Tinto plc
2008.04.10	Annual Information Update
2008.04.11	Rule 8.3 – BHP Billiton plc
2008.04.11	Rule 8.3 – Reuters Group plc
2008.04.11	Rule 8.3 – Rio Tinto plc
2008.04.11	Rule 8.3 – Expro Intl Grp plc
2008.04.11	Rule 8.3 – Friends Provident
2008.04.14	Rule 8.3 – Rio Tinto plc
2008.04.14	Rule 8.3 – BHP Billiton plc
2008.04.14	Director/PDMR Shareholding
2008.04.15	Rule 8.3 – BHP Billiton plc
2008.04.15	Rule 8.3 – Rio Tinto plc
2008.04.16	Rule 8.3 – Friends Provident
2008.04.16	Rule 8.3 – Rio Tinto plc
2008.04.16	Rule 8.3 – BHP Billiton plc
2008.04.16	Rule 8.3 – Melrose plc
2008.04.16	Rule 8.3 – British Energy Grp
2008.04.17	Rule 8.3 – Expro International
2008.04.17	Rule 8.3 – British Energy Grp
2008.04.17	Rule 8.3 – Rio Tinto plc
2008.04.17	Rule 8.3 – BHP Billiton plc
2008.04.17	Rule 8.3 – Friends Provident
2008.04.17	Rule 8.3 – Melrose plc
2008.04.18	Publication of Final Terms

2008.04.18	Rule 8.3 – Styles and Wood Group
2008.04.18	Rule 8.3 – BHOP Billiton plc
2008.04.18	Rule 8.3 – Expro Intl Group
2008.04.18	Rule 8.3 – Rio Tinto plc
2008.04.21	Rule 8.3 – Rio Tinto plc
2008.04.22	Rule 8.1 – BHP Billiton plc
2008.04.22	Rule 8.3 – Friends Provident
2008.04.22	Rule 8.3 – BHP Billiton plc
2008.04.22	Rule 8.3 – BHP Billiton plc
2008.04.23	Rule 8.3 – BHP Billiton plc
2008.04.23	Rule 8.3 – Rio Tinto plc
2008.04.24	Rule 8.3 – Rio Tinto plc
2008.04.24	Rule 8.3 – BHP Billiton plc
2008.04.24	Holding(s) in Company
2008.04.25	Rule 8.3 – Rio Tinto plc
2008.04.25	Rule 8.3 – RDF Media Group plc
2008.04.28	Rule 8.3 – British Energy Grp
2008.04.28	Rule 8.3 – RDF Media Group plc
2008.04.28	Rule 8.3 – Trading Emissions
2008.04.28	Rule 8.3 – Rio Tinto plc
2008.04.28	Rule 8.3 – BHP Billiton plc
2008.04.29	Rights Issue
2008.04.29	Rule 8.3 – BHP Billiton plc
2008.04.29	Rule 8.3 – Rio Tinto plc
2008.04.30	Rule 8.3 – BHP Billiton plc
2008.04.30	Rule 8.3 – Rio Tinto plc
2008.04.30	Rule 8.3 – RDF Media Group plc
2008.04.30	Rule 8.3 – Trading Emissions
2008.04.30	Transaction in Own Shares
2008.04.30	Total Voting Rights
2008.04.30	Result of AGM

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of	97,363 shares registered on 02.04.2008
1 Form 88(2)'s - Return of Allotment of	3,670 shares registered on 09.04.2008
1 Form 88(2)'s - Return of Allotment of	15,414 shares registered on 16.04.2008
1 Form 88(2)'s - Return of Allotment of	12,280 shares registered on 23.04.2008
1 Form 88(2)'s - Return of Allotment of	67,348 shares registered on 24.04.2008
1 Form 88(2)'s - Return of Allotment of	1,771 shares registered on 30.04.2008

Forms 169

Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 30/04/2008

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

pp Kenny Melville
Assistant Company Secretary

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:06 01-Apr-08
Number	3191R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,845,960	(1.262%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,845,960	(1.262%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	2,918	N/A
Purchase	675	£14.900

Sale	3,392	£14.830

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,368,362	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,362	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:08 01-Apr-08
Number	3195R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,381,796	(1.893%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,381,796	(1.893%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(a) ©Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	144	£5.780

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:09 01-Apr-08
Number	3198R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,246,863	(1.129%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,246,863	(1.129%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	1,310	N/A
Sale	60,000	£11.682

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:11 01-Apr-08
Number	3199R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,151,050	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,151,050	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,655	£51.830
Transfer out	721	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	318,391	(0.070%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	318,391	(0.070%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:14 01-Apr-08
Number	3203R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,505,512	(1.500%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,505,512	(1.500%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	71,587	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,587	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Sale	175,000	£6.545
Transfer out	5,303	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

Close

Company	Aberdeen Asian Income Fund Limited
TIDM	AAIF
Headline	Holding(s) in Company
Released	16:16 01-Apr-08
Number	3412R

APPENDIX 3

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Aberdeen Asian Income Fund Limited

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other: No

3. Full name of person(s) subject to the notification obligation (iii):
HBOS plc

4. Full name of shareholder(s) (if different from 3.) (iv):
See Section 9

5. Date of the transaction and date on which the threshold is crossed or reached (v):
27 March 2008

6. Date on which issuer notified:
28 March 2008

7. Threshold(s) that is/are crossed or reached:
Increase to above 5%
Direct/ Indirect Holding

8. Notified details:
n/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering Transaction	
	Number of shares	Number of voting Rights (viii)
Ord NPV Shares ISIN GB00B0P6J834	n/a	n/a

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ord NPV Shares ISIN GB00B0P6J834	102,519	102,519	5,368,206	0.094%	4.929%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
5,470,725	5.023%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Insight Investment Management (Global) Limited* ('IIMGL') - (Indirect) – 5,464,706 (5.017%)

IIMGL manages holdings on behalf of other HBOS Group companies, and other third parties external to the HBOS Group, under various discretionary management agreements.
(* - wholly owned subsidiaries of HBOS plc.)

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rights proxy holder will cease to hold:
n/a.

12. Date on which proxy holder will cease to hold voting rights:
n/a.

13. **Additional information:**
Notification using the total voting rights figure of 108,920,000

14. Contact name:
Charles Mearns, Aberdeen Asset Managers Ltd

15. Contact telephone number:
0131 528 4132

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:30 01-Apr-08
Number	3305R



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)...................................

3. Name of *person discharging managerial responsibilities/director*

(a) Mike Ellis
(b) Philip Gore-Randall
(c) Peter Hickman
(d) Dan Watkins

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Halifax Corporate Trustees Limited

8 State the nature of the transaction

Purchase of shares under the HBOS plc Share Incentive Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

(a) – (d) 277

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£5.40

14. Date and place of transaction

31 March 2008

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

(a) 378,143
(b) 9,994
(c) 52,118
(d) 77,017

16. Date issuer informed of transaction

31 March 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

1 April 2008

END

END

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Company	Herald Investment Trust PLC
TIDM	HRI
Headline	Holding(s) in Company
Released	09:54 02-Apr-08
Number	3950R

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   Herald Investment Trust PLC

2. **Reason for the notification**
(please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )
   ....

3. **Full name of person(s) subject to notification obligation:**
   HBOS plc

4. **Full name of shareholder(s)** (if different from 3) :
   HBOS plc
   Insight Investment Management (Global) Limited

5. **Date of transaction** (and date on which the threshold is crossed or reached if different):
   31 March 2008

6. **Date on which issuer notified:**
   1 April 2008

7. **Threshold(s) that is/are crossed or reached:**
   Direct / Indirect Holdings to above 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
Ordinary 25p shares	5,733,704	5,733,704
GB0004228648		

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
Ordinary 25p shares	4,108,031	4,108,031	1,966,588	4.775%	2.286%
GB0004228648					

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
6,074,619	7.061%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Insight Investment Management (Global) Limited* ('IIMGL') – (Indirect) – 5,863,255 (6.815%)

IIMGL manages holdings on behalf of other HBOS Group companies, and other third parties external to the HBOS Group, under various discretionary management agreements.

(* - wholly owned subsidiaries of HBOS plc.)

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 86,036,523

14. Contact name:
Douglas Carstairs

15. Contact telephone number:
0131 275 3176

For notes on how to complete form TR-1 please see the FSA website.

END

Close

Company	Silverjet PLC
TIDM	SIL
Headline	Holding(s) in Company
Released	13:49 02-Apr-08
Number	4352R

RNS Number:4352R
Silverjet PLC
02 April 2008

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SILVERJET PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

INSIGHT INVESTMENT MANAGEMENT (GLOBAL) LIMITED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

1,183,008

8. Percentage of issued class

1.8357%

9. Class of security

ORDINARY SHARES OF 1P EACH

10. Date of transaction

27 MARCH 2008

11. Date company informed

28 MARCH 2008

12. Total holding following this notification

3,407,411

13. Total percentage holding of issued class following this notification

5.287%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

GLENVIL SMITH (01582 542900)

16. Name and signature of authorised company official responsible for making this notification

GLENVIL SMITH, COMPANY SECRETARY

Date of notification

02 APRIL 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:36 02-Apr-08
Number	4474R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,843,648	(1.262%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,843,648	(1.262%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Sale	9	£14.661
Purchase	3,765	£14.735

Sale	3,765	£14.735
Transfer out	805	N/A
Sale	1,500	£14.880

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,363,212	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,363,212	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,000	£36.331
Sale	3,150	£35.960

(b) Derivatives transactions (other than options)

Product name,	Long/short	Number of securities	Price per unit

e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:39 02-Apr-08
Number	4488R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,381,780	(1.894%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,381,780	(1.894%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(a) ©Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	16	£5.861

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:47 02-Apr-08
Number	4515R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,275,263	(1.155%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,275,263	(1.155%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,455	£11.720
Purchase	1,455	£11.720

Purchase	28,400	£11.539

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:29 02-Apr-08
Number	4562R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,150,831	(1.519%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,151,831	(1.519%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	920	£51.695
Sale	920	£51.695

Purchase	241	£51.840
Sale	3	£50.851
Transfer in	239	N/A
Transfer out	455	N/A
Sale	80	£52.140
Sale	162	£50.800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	317,104	(0.069%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	317,104	(0.069%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,287	£123.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	15:33 02-Apr-08
Number	4582R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,505,455	(1.500%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,505,455	(1.500%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	6,905	£6.488
Sale	6,905	£6.488

Sale	20	£6.566
Sale	15	£6.525
Sale	22	£6.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy
Released	15:53 02-Apr-08
Number	4622R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Warrants
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,505,455	(1.500%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
	15,505,455	(1.500%)		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1	£0.98
Sale	12	£5.401

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

Go to market news section

Company	Bank of Scotland Plc
TIDM	63GF
Headline	Publication of Final Terms
Released	16:29 02-Apr-08
Number	4564R



Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B), the Supplemental Prospectus dated 17 September 2007 was published on 18 September 2007 (Regulatory Announcement number 0356E) and the Supplemental Prospectus dated 28 February 2008 was published on 28 February 2008 (Regulatory Announcement number 9703O).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, guaranteed by HBOS plc, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 70,000,000 Extendible Floating Rate Notes due February 2009
ISIN No. XS0349764901
http://www.rns-pdf.londonstockexchange.com/rns/4564r_-2008-4-2.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and

should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:51 03-Apr-08
Number	5617R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,574,736	(1.507%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,574,736	(1.507%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	20,181	£6.606
Purchase	8,700	£6.555

Purchase	40,400	£6.538

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:56 03-Apr-08
Number	5626R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,279,508	(1.158%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,279,508	(1.158%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,245	£11.547

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:58 03-Apr-08
Number	5631R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,170,799	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,170,799	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,690	£53.651
Purchase	3,900	£53.510

Purchase	10,300	£53.573
Purchase	6,411	£53.588
Sale	3,333	£52.275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	317,207	(0.069%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	317,207	(0.069%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,603	£125.600
Sale	1,500	£125.238

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:14 03-Apr-08
Number	5674R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,281,703	(1.165%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,281,703	(1.165%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	58,800	£1.331

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:14 03-Apr-08
Number	5666R

The following replaces the Rule 8.3 announcement released on 1 April 2008 at 14.12 Number 3200R. The resultant holding was incorrectly stated as 27,351,354 and has been updated to reflect the correct figure of 27,342,822. All other details remain unchanged and the amended text appears below

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	31 March 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,342,822	(1.177%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,642,822	(1.177%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	8,532	£1.230
Transfer out	1,200	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:17 03-Apr-08
Number	5671R

The following replaces the Rule 8.3 announcement released on 2 April 2008 at 14.34 Number 4471R. The resultant holding was incorrectly stated as 27,349,035 and has been updated to reflect the correct figure of 27,340,503. All other details remain unchanged and the amended text appears below

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	1 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,340,503	(1.168%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,340,503	(1.168%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	3,500	N/A
Purchase	1,180	£1.316

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	2 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection	

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:22 03-Apr-08
Number	5683R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,878,827	(1.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,878,827	(1.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Purchase	11,023	£15.387
Purchase	9,200	£15.272

Purchase	20,600	£15.267
Sale	1,000	£15.120
Sale	5,975	£15.030
Purchase	1,000	£15.130
Transfer in	331	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	2 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Sale	6,000	£36.910
Purchase	10,929	£37.100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
-						

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	3 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:29 04-Apr-08
Number	6722R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,275,466	(1.155%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,275,466	(1.155%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,042	£11.777

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:31 04-Apr-08
Number	6727R



FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	3 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,881,912	(1.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,881,912	(1.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,885	£15.580
Sale	400	£15.350

Sale	400	£15.521

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

*

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short (Note 6)**	**Number of securities (Note 7)**	**Price per unit (Note 5)**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:36 04-Apr-08
Number	6738R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	3 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,385,281	(1.894%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,385,281	(1.894%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(a) ©Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Transfer in	5,000	N/A
Sale	1,500	£5.965

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:28 04-Apr-08
Number	6869R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,172,828	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,172,828	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100	£53.940
Purchase	2,500	£54.420

Purchase	574	£54.310
Sale	76	£54.100
Sale	80	£54.442
Transfer out	319	N/A
Sale	470	£53.810

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	317,207	(0.069%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	317,207	(0.069%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Go to market news section

Free annual report

Company	Celsis International PLC
TIDM	CEL
Headline	Holding(s) in Company
Released	11:02 07-Apr-08
Number	7405R



RNS Number:7405R
Celsis International PLC
07 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

CELSIS INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

HBOS PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

SEE SECTION 9

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

2 APRIL 2008

6. Date on which issuer notified:

4 APRIL 2008

7. Threshold(s) that is/are crossed or reached:

INCREASE TO ABOVE 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORD 0.5P SHARES	2,200,740	2,200,740
ISIN GB00BOCD5F69		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	65,255	65,255	2,150,283	0.295%	9.731%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
2,215,538	10.027%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

INSIGHT INVESTMENT MANAGEMENT (GLOBAL)LIMITED* (INDIRECT) - 2,213,531 (10.018%)

IIMGL MANAGES HOLDINGS ON BEHALF OF OTHER HBOS GROUP COMPANIES, AND OTHER THIRD PARTIES EXTERNAL TO THE HBOS GROUP), UNDER VARIOUS DISCRETIONARY MANAGEMENT AGREEMENTS

(* - WHOLLY OWNED SUBSIDIARIES OF HBOS PLC.)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF

22,096,543

14. Contact name:

KENNY MELVILLE

15. Contact telephone number:

0131 243 8671

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should

be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:11 07-Apr-08
Number	7781R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,173,957	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,173,957	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	125	£55.580
Purchase	1,254	£55.588

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	317,207	(0.069%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	317,207	(0.069%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name,	**Long/short**	**Number of securities**	**Price per unit**

e.g. CFD	(Note 6)	(Note 7)	(Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:15 07-Apr-08
Number	7789R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,885,215	(1.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,885,215	(1.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,032	£15.910
Sale	70	£15.900

Sale	160	£16.040
Sale	500	£15.950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing,varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	14:16 07-Apr-08
Number	7792R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	23,387,036	(1.896%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,387,036	(1.896%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(a) ©Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,755	£5.965

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:21 07-Apr-08
Number	7798R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,276,164	(1.155%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,276,164	(1.155%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	698	£11.669

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:23 07-Apr-08
Number	7801R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,576,763	(1.507%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,576,763	(1.507%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit (Note 5)**
Purchase	2,026	£7.080

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:15 07-Apr-08
Number	7924R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	3 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,274,703	(1.165%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,274,703	(1.165%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,000	£1.334

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:18 07-Apr-08
Number	7932R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE (Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,272,198	(1.165%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,272,198	(1.165%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,945	£1.334

Sale	5,450	£1.336

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

 

Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-Mar08
Released	08:00 08-Apr-08
Number	8034R

Halifax House Price Index

National Index March 2008

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 620.0 Monthly Change -2.5% Annual Change 1.1%

Standardised Average Price (seasonally adjusted) £191,556

Key Points

- House prices fell by 2.5% in March. Prices in Quarter 1 were 1.0% lower than in 2007 Quarter 4. House prices in March were 1.1% higher than a year earlier.
- As expected, there was a mixed regional picture. The biggest rises were in Greater London (1.6%), East Anglia (1.4%) and East Midlands (2.2%). There were price falls in a number of regions with the biggest falls in West Midlands (-5.0%) and Wales (-4.7%).
- Overall, we expect there to be a modest (low single digit) decline in UK house prices this year. Any declines, however, should be viewed in the context of the significant price rises over recent years. UK prices have increased by 171% over the past ten years and by 51% over the last five years. The average UK price has risen by £120,860 during the past decade from £70,696 to £191,556.
- All 12 UK regions have experienced substantial house price rises over the last ten years, ranging from 146% in Scotland to 271% in Northern Ireland. Average prices increased by 191% in Greater London, 188% in Wales and 150% in West Midlands during the period.
- Sound economic fundamentals are supporting house prices. A strong labour market, low interest rates and a shortage of new houses underpin housing valuations. Employment is at a record high and unemployment continues to fall. Employment stands at 29.5 million and has risen by 370,000 over the past year. Unemployment is below 800,000 and has fallen by over 125,000 in the last year. We expect there to be a modest rise in unemployment later in the year, but the scale of the increase is unlikely to cause widespread difficulties for households.

Commenting, Martin Ellis, chief economist, said:

"House prices fell by 2.5% in March. Prices in 2008 Quarter 1 were 1.0% lower than in 2007 Quarter 4.

Overall, we expect there to be a modest fall in UK house prices this year. Any declines, however, should be viewed in the context of the significant price rises over recent years. The average UK price has risen by £120,860 during the past decade from £70,696 to £191,556; an increase of 171%.

Sound economic fundamentals are supporting house prices. A strong labour market, low interest rates and a shortage of new houses underpin housing valuations. Our research shows that the labour market is the key driver of the housing market. Employment is at a record high and unemployment continues to fall."

House prices increased in some regions during 2008 Q1 ......
The biggest price rises were in Greater London (1.6%), East Anglia (1.4%) and East Midlands (2.2%). There were also gains in the North (1.2%) and Scotland (0.2%). Prices in the South East were unchanged.

Falls in other regions follow substantial gains in the past ten years ......
There were house price falls in six regions with the biggest falls in West Midlands (-5.0%) and Wales (-4.7%). These declines should be seen in the context of the substantial price rises recorded in these regions over the past ten years; West Midlands (150%) and Wales (188%).

There were also price declines in the South West (-2.6%), Northern Ireland (-1.5%), Yorkshire & the Humber (-0.5%) and the North West (-0.5%). These falls also follow strong gains in the past ten years.

Most regions have seen a rise in prices over the past year led by Scotland and Northern Ireland
Nine of the 12 regions of the UK have recorded an increase in house prices over the past year. The biggest rises have been in Scotland (5.3%) and Northern Ireland (3.5%). Three regions have experienced a modest fall in prices during the last 12 months: South West (-3.3%), West Midlands (-3.7%) and Wales (-5.3%).

Strong labour market underpins the housing market
The labour market is the key driver of the housing market. Employment is at a record high and unemployment continues to fall. Employment stands at 29.5 million and has risen by 370,000 over the past year. Unemployment is below 800,000 and has fallen by over 125,000 in the last year.

Homebuyers are in a stronger position than in the past
Buyers have been putting down bigger deposits than in previous cycles. 82% of all new borrowers put down a deposit of more than 10% of the house price during the final quarter of 2007. By contrast, 56% of new borrowers put down a deposit of more than 10% in 1989 and 1990.

The average deposit put down by a first-time buyer (FTB) in 2007 (£34,381) represented 20% of the purchaser price compared with 12% in 1989. Only 5% of FTBs took out a loan of 100% or more of the purchase price in 2007 compared with 35% in 1990.

More than a third (35%) of owner-occupiers in Britain own their home outright. (There are 11.8 millions households with a mortgage and 6.3 million households owning outright.) In addition, nearly one in four (25%) of properties bought each year are bought with cash.

Fewer FTBs and housing transactions in recent years
Total house sales have been much lower in the last few years compared with the height of the 1980s boom. There were, on average, 1.15 million transactions in England & Wales in the last three years (2005-2007). This was a third – 560,000 - lower than in 1988 when there were an estimated 1.71 million transactions.

FTBs also account for a significantly smaller proportion of new mortgage borrowers: 30% against nearly 50% in the late 1980s.

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:44 08-Apr-08
Number	9024R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,180,007	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,180,007	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	500	N/A
Purchase	6,400	£58.400
Sale	850	£57.490

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,444	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,444	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21,763	£135.625

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- GCap Media plc
Released	14:45 08-Apr-08
Number	9026R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	GCap Media plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,439,090	(1.479%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,439,090	(1.479%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	82,438	£2.173

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	14:47 08-Apr-08
Number	9030R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,772,593	(2.074%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,772,593	(2.074%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	89,506	£1.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- TDG plc
Released	14:48 08-Apr-08
Number	9032R

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	TDG plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,410,771	(4.196%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,410,771	(4.196%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	70,119	£2.207

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:59 09-Apr-08
Number	0024S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	8 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,179,643	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,179,643	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	365	£57.070

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	295,444	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,444	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:14 09-Apr-08
Number	0034S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	8 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,896,985	(1.264%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,896,985	(1.264%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	331	N/A

*Please see table below for additional transactions on previous dates

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

*

Date of transaction	Purchase/sale	Number of securities	Price per unit (Note 5)
07/04/2008	Purchase	12,100	£16.850

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	15:16 09-Apr-08
Number	0037S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,582,564	(1.508%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,582,564	(1.508%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,800	£7.135

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends provident
Released	15:18 09-Apr-08
Number	0039S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	8 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,390,599	(1.179%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,390,599	(1.179%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	100,000	£1.368

***Please see table below for additional transactions on previous dates**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Date of transaction	Purchase/sale	Number of securities	Price per unit (Note 5)
07/04/2008	Purchase	18,400	£1.370

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- TDG plc
Released	15:19 09-Apr-08
Number	0040S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	TDG plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,420,071	(4.208%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,420,071	(4.208%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,300	£2.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	12:33 10-Apr-08
Number	0792S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	9 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,179,383	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,179,383	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	62	£59.390
Sale	200	£59.350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,444	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,444	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close




Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Annual Information Update
Released	16:59 10-Apr-08
Number	1172S

HBOS plc - Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, HBOS plc (the 'Company') submits the Annual Information Update (the 'Update') referring to information published or made available to the public over the period commencing on 20 April 2007 to 9 April 2008 inclusive (the 'period'), in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The information referred to in this Update was up to date at the time of publication, however such disclosures may, at any time, become out of date as a result of changing circumstances.

Documents published via a Regulatory Information Service

Set out below is a list of the announcements that have been made via RNS, a Regulatory Information Service, during the period. Details of all regulatory announcements made can be found, in full, on the London Stock Exchange website at www.londonstockexchange.com.

The information was submitted to the Securities and Exchange Commission ('SEC') pursuant to and in compliance with the Company's obligations under Rule 12g3-2(b). This information has also been submitted to other EEA States in compliance with the Company's obligations under Community and National laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

Date:	Announcement:
2007.04.20	Transaction in Own Shares
2007.04.20	Rule 8.3 – EMI Group plc
2007.04.20	Rule 8.3 – Phoenix IT Grp plc
2007.04.20	Annual Information Update
2007.04.23	Rule 8.3 – EMI Group plc
2007.04.23	Rule 8.3 – Bodycote Int'l
2007.04.24	Rule 8.1 – Alliance Boots plc
2007.04.24	Cancellation of Shares
2007.04.25	Rule 8.3 Barratt Develop.
2007.04.25	Rule 8.3 – Taylor Woodrow plc
2007.04.25	HBOS 2007 AGM Statement
2007.04.26	Result of AGM
2007.04.26	Rule 8.3 – EMI Group plc
2007.04.26	Rule 8.3 – Bodycote Int'l
2007.04.26	Rule 8.3 – Serco Group plc
2007.04.26	Rule 8.3 – Barratt Dev
2007.04.26	Directorate Change
2007.04.27	Rule 8.3 – Taylor Woodrow plc
2007.04.27	Rule 8.3 – Serco Group plc
2007.04.30	Rule 8.1 – Crest Nicholson plc
2007.04.30	Rule 8.3 – EMI Group plc
2007.04.30	Rule 8.3 – Taylor Woodrow plc
2007.04.30	Rule 8.3 – Phoenix IT Group plc
2007.04.30	Rule 8.3 – iSoft Group plc

2007.05.01 Total Voting Rights
2007.05.01 Change in Director Details
2007.05.02 Transaction in Own Shares
2007.05.03 Transaction in Own Shares
2007.05.04 Publication of Final Terms
2007.05.04 Publication of Final Terms
2007.05.04 Publication of Prospectus
2007.05.08 Publication of Final Terms
2007.05.08 Publication of Final Terms
2007.05.08 Rule 8.3 – Reuters Group plc
2007.05.08 Rule 8.3 – EMI Group plc
2007.05.08 Publication of Prospectus
2007.05.09 Transaction in Own Shares
2007.05.10 Transaction in Own Shares
2007.05.10 Hx House Price Index-Apr 2007
2007.05.10 Stabilisation Notice
2007.05.11 Transaction in Own Shares
2007.05.14 Transaction in Own Shares
2007.05.15 Transaction in Own Shares
2007.05.15 Rule 8.1 – iSoft Group plc
2007.05.16 Transaction in Own Shares
2007.05.16 Publication of Final Terms
2007.05.16 Rule 8.3 – Reuters Group plc
2007.05.16 Rule 8.3 – iSoft Group plc
2007.05.17 Transaction in Own Shares
2007.05.17 Rule 8.3 – iSoft Group plc
2007.05.17 Rule 8.3 – EMI Group plc
2007.05.17 Rule 8.3 – Taylor Woodrow plc
2007.05.17 Rule 8.3 – Reuters Group plc
2007.05.18 Transaction in Own Shares
2007.05.18 Rule 8.3 – iSoft Group plc
2007.05.21 Rule 8.3 – Taylor Woodrow plc
2007.05.21 Rule 8.3-Phoenix IT Group plc
2007.05.21 Publication of Final Terms
2007.05.22 Transaction in Own Shares
2007.05.22 Rule 8.3- iSoft Group plc
2007.05.22 Rule 8.3 – EMI Group plc
2007.05.22 Rule 8.3 – Reuters Group plc
2007.05.23 Transaction in Own Shares
2007.05.23 Rule 8.3 – EMI Group plc
2007.05.23 Rule 8.3 – Reuters Group plc
2007.05.23 Rule 8.3 – iSoft Group plc
2007.05.23 Publication of Prospectus
2007.05.24 Rule 8.3 – EMI Group plc
2007.05.24 Rule 8.3 – Reuters Group plc
2007.05.25 Transaction in Own Shares
2007.05.25 Rule 8.3 – Reuters Group plc
2007.05.25 Change in Directors Details
2007.05.25 Director/PDMR Shareholding
2007.05.25 Director/PDMR Shareholding
2007.05.29 Rule 8.3 – Reuters Group plc
2007.05.29 Rule 8.3 – Datamonitor plc
2007.05.29 Publication of Final Terms
2007.05.30 Director/PDMR Shareholding
2007.05.31 Total Voting Rights
2007.05.31 Rule 8.3 – EMI Group plc
2007.05.31 Director/PDMR Shareholding
2007.06.04 Rule 8.3 – Pipex Comms plc
2007.06.04 Rule 8.3 – EMI Group plc
2007.06.04 Rule 8.3 – Reuters Group plc
2007.06.05 Rule 8.3 – iSoft Group plc
2007.06.05 Rule 8.3 – Reuters Group plc
2007.06.06 Rule 8.3 – iSoft Group plc
2007.06.06 Rule 8.3 – Reuters Group plc
2007.06.06 Director/PDMR Shareholding

2007.06.06 Publication of Final Terms
2007.06.07 Halifax Hse Price Index – May 07
2007.06.07 Rule 8.3 – iSoft Group plc
2007.06.08 Rule 8.3 – Pipex Comm plc
2007.06.08 Rule 8.3 - EMI Group plc
2007.06.08 Rule 8.3 – Reuters Group plc
2007.06.08 Holding(s) in Company
2007.06.12 Pre-close Trading Statement
2007.06.12 2006 Divisional Comparatives
2007.06.12 Rule 8.3 – Reuters Group plc
2007.06.12 Rule 8.3 – EMI Group plc
2007.06.13 Transaction in Own Shares
2007.06.13 Rule 8.3 – Reuters Group plc
2007.06.13 Rule 8.3 – Civica plc
2007.06.13 Rule 8.3 – EMI Group plc
2007.06.14 Publication of Final Terms
2007.06.14 Transaction in Own Shares
2007.06.15 Transaction in Own Shares
2007.06.15 Rule 8.3 – EMI Group plc
2007.06.15 Publication of Final Terms
2007.06.19 Transaction in Own Shares
2007.06.19 Rule 8.3 – Reuters Group plc
2007.06.19 Rule 8.3 – Taylor Woodrow plc
2007.06.19 Rule 8.3 – Pipex Comm plc
2007.06.19 Rule 8.3 – EMI Group plc
2007.06.19 Rule 8.3 – Imperial Chem Ind
2007.06.19 Cancellation of Shares
2007.06.20 Transaction in Own Shares
2007.06.20 Rule 8.3 – Pipex Comm plc
2007.06.20 Publication of Final Terms
2007.06.20 Publication of Final Terms
2007.06.20 Publication of Final Terms
2007.06.21 Transaction in Own Shares
2007.06.21 Publication of Final Terms
2007.06.21 Rule 8.3 – Reuters Group plc
2007.06.22 Transaction in Own Shares
2007.06.22 Rule 8.3 – Reuters Group plc
2007.06.25 Transaction in Own Shares
2007.06.25 Rule 8.3 – Pipex Comms plc
2007.06.25 Rule 8.3 – ICI plc
2007.06.25 Rule 8.3 - Reuters Group plc
2007.06.25 Rule 8.3 – Bridgewell Grp plc
2007.06.26 Transaction in Own Shares
2007.06.26 Rule 8.3 – ICI plc
2007.06.27 Transaction in Own Shares
2007.06.27 Rule 8.3 – Reuters Group plc
2007.06.27 Rule 8.3 – ICI plc
2007.06.27 Rule 8.3 – Pipex Comms plc
2007.06.28 Transaction in Own Shares
2007.06.28 Rule 8.3 – Civica plc
2007.06.28 Rule 8.3 – ICI plc
2007.06.28 Rule 8.3 – Imprint plc
2007.06.29 Total Voting Rights
2007.06.29 Rule 8.3 – ICI plc
2007.06.29 Chairman – Re-appointment
2007.07.02 Rule 8.3 – ICI plc
2007.07.02 Publication of Final Terms
2007.07.02 Publication of Final Terms
2007.07.02 Publication of Final Terms
2007.07.02 Cancellation of Shares
2007.07.03 Rule 8.3 – ICI plc
2007.07.03 Rule 8.3 – Carpetright plc
2007.07.04 Hx House Price Index – June 07
2007.07.04 Rule 8.3 – Civica plc
2007.07.04 Rule 8.3 – ICI plc

2007.07.04 Rule 8.3 – Reuters Group plc
2007.07.04 Rule 8.3 – EMI Group plc
2007.07.05 Rule 8.3 – Civica plc
2007.07.05 Rule 8.3 – ICI plc
2007.07.05 Rule 8.3 – Reuters Group plc
2007.07.05 Rule 8.3 – EMI Group plc
2007.07.06 Rule 8.3 – EMI Group plc
2007.07.06 Director/PDMR Shareholding
2007.07.09 Publication of Final Terms
2007.07.09 Rule 8.3 – Civica plc
2007.07.11 Rule 8.3 – Reuters Group plc
2007.07.11 Rule 8.3 – Bridgewell Group plc
2007.07.12 Rule 8.3 – EMI Group plc
2007.07.12 Rule 8.3 – Pipex Communications
2007.07.13 Rule 8.3 – Reuters Group plc
2007.07.16 Rule 8.3 – ICI plc
2007.07.16 Rule 8.3 – Reuters Group plc
2007.07.17 Rule 8.1 – Quintain Est & Dev
2007.07.17 Rule 8.1 – Quintain Estates
2007.07.19 Rule 8.1 – Quintain Estates
2007.07.19 Rule 8.3 – EMI Group plc
2007.07.23 Rule 8.3 – Reuters Group plc
2007.07.24 Rule 8.3 – Civica plc
2007.07.24 Rule 8.3 – Friends Provident
2007.07.24 Publication of Final Terms
2007.07.25 Rule 8.3 – Friends Provident
2007.07.25 Rule 8.3 – Reuters Group plc
2007.07.25 Rule 8.3 – ICI plc
2007.07.25 Rule 8.3 – Resolution plc
2007.07.26 Rule 8.3 – ICI plc
2007.07.26 Rule 8.3 – Resolution plc
2007.07.26 Rule 8.3 – Friends Provident
2007.07.27 Rule 8.3 – Friends Provident
2007.07.27 Publication of Final Terms
2007.07.27 Rule 8.3 – Reuters Group plc
2007.07.30 Rule 8.3 – ICI plc
2007.07.30 Rule 8.3 – Reuters Group plc
2007.07.30 Rule 8.3 – Friends Provident
2007.07.30 Rule 8.3 – Resolution plc
2007.07.31 Total Voting Rights
2007.07.31 Rule 8.3 – Xansa plc
2007.08.01 Interim Results Part 1
2007.08.01 Interim Results Part 2
2007.08.01 Additional Listing
2007.08.01 Rule 8.3 – ICI plc
2007.08.01 Director/PDMR Shareholding
2007.08.02 Transaction in Own Shares
2007.08.02 Hx House Price Index – July 2007
2007.08.02 Rule 8.3 – Reuters Group plc
2007.08.02 Rule 8.3 – Pipex Comm
2007.08.03 Rule 8.3 – Xansa plc
2007.08.03 Rule 8.3 – ICI plc
2007.08.03 Publication of Prospectus
2007.08.03 Publication of Prospectus
2007.08.03 Publication of Final Terms
2007.08.06 Rule 8.3 – Xansa plc
2007.08.08 Rule 8.3 – Reuters Group plc
2007.08.08 Rule 8.3 – Pipex Comm
2007.08.08 Publication of Final Terms
2007.08.08 Publication of Final Terms
2007.08.08 Director/PDMR Shareholding
2007.08.08 Director/PDMR Shareholding
2007.08.10 Transaction in Own Shares
2007.08.10 Directorate Change
2007.08.10 Director/PDMR Shareholding

2007.08.10	Director/PDMR Shareholding
2007.08.10	Rule 8.3 – Reuters Group plc
2007.08.13	Transaction in Own Shares
2007.08.13	Rule 8.3 – Spice plc
2007.08.13	Rule 8.3 – ICI plc
2007.08.13	Publication of Final Terms
2007.08.14	Rule 8.3 – Friends Provident
2007.08.14	Rule 8.3 – ICI plc
2007.08.14	Rule 8.3 – Reuters Group plc
2007.08.14	Director/PDMR Shareholding
2007.08.15	Transaction in Own Shares
2007.08.15	Publication of Final Terms
2007.08.15	Rule 8.3 – Pipex Comm
2007.08.15	Rule 8.3 – Reuters Group plc
2007.08.16	Transaction in Own Shares
2007.08.16	Rule 8.3 – Reuters Group plc
2007.08.16	Rule 8.3 – Friends Provident
2007.08.17	Transaction in Own Shares
2007.08.17	Rule 8.3 – Friends provident
2007.08.17	Rule 8.3 – Pipex Comm
2007.08.20	Rule 8.3- Pipex Comm
2007.08.20	Director/PDMR Shareholding
2007.08.21	HBOS – Grampian ABCP
2007.08.21	Rule 8.3 – Reuters Group plc
2007.08.22	Rule 8.3 – Reuters Group plc
2007.08.22	Rule 8.3 – Pipex Comm
2007.08.23	Transaction in Own Shares
2007.08.23	Rule 8.3 – Reuters Group plc
2007.08.24	Rule 8.3 – ICI plc
2007.08.28	Rule 8.3 – Reuters plc
2007.08.29	Transaction in Own Shares
2007.08.29	Rule 8.3 – Imprint plc
2007.08.29	Rule 8.3 – Xansa plc
2007.08.29	Rule 8.3 – Reuters Group plc
2007.08.30	Transaction in Own Shares
2007.08.30	Rule 8.3 – ICI plc
2007.08.30	Rule 8.3 – Reuters Group plc
2007.08.31	Total Voting Rights
2007.09.03	Rule 8.3 – Resolution plc
2007.09.04	Rule 8.3 – ICI plc
2007.09.04	Rule 8.3 – Friends Provident
2007.09.05	Transaction in Own Shares
2007.09.05	Hx House Price Index – Aug 07
2007.09.05	Rule 8.3 – Reuters Group plc
2007.09.05	Rule 8.3 – Xansa plc
2007.09.05	Rule 8.3 – ICI plc
2007.09.07	Rule 8.3 – Reuters Group plc
2007.09.10	Blocklisting Interim Review
2007.09.10	Rule 8.3 – Friends Provident
2007.09.10	Rule 8.3 – Sondex plc
2007.09.10	Rule 8.3 – ICI plc
2007.09.11	Transaction in Own Shares
2007.09.11	Rule 8.3 – Reuters Group plc
2007.09.11	Rule 8.3 – Resolution plc
2007.09.11	Rule 8.3 – ICI plc
2007.09.11	Rule 8.3 – Pipex Comms plc
2007.09.12	Rule 8.3 – Reuters Group plc
2007.09.13	Rule 8.3 – Xansa plc
2007.09.13	Rule 8.3 – ICI plc
2007.09.13	Rule 8.3 – Cardpoint plc
2007.09.13	Rule 8.3 – Sondex plc
2007.09.13	Rule 8.3 – Friends Provident
2007.09.13	Rule 8.3 – Pipex Comms plc
2007.09.14	Publication of Final Terms
2007.09.14	Publication of Final Terms

2007.09.14	Rule 8.3 – Reuters Group plc
2007.09.14	Rule 8.3 – Sondex plc
2007.09.14	Rule 8.3 – ICI plc
2007.09.17	Transaction in Own Shares
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganidation Act
2007.09.17	HBOS Group Reorganidation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.17	HBOS Group Reorganisation Act
2007.09.18	Supplementary Prospectus
2007.09.18	Supplementary Prospectus
2007.09.18	Rule 8.3 – Pipex Comms plc
2007.09.18	Rule 8.3 – Reuters Group plc
2007.09.18	Director/PDMR Shareholding
2007.09.19	Rule 8.3 – Sondex plc
2007.09.19	Rule 8.3 – Reuters Group plc
2007.09.19	Rule 8.3 – Friends Provident
2007.09.19	Rule 8.3 – ICI plc
2007.09.19	Rule 8.3 – Resolution plc
2007.09.19	Rule 8.3 – Xansa plc
2007.09.20	Rule 8.3 – Friends Provident
2007.09.20	Rule 8.3 – Xansa plc
2007.09.20	Rule 8.3 – Sondex plc
2007.09.21	Transaction in Own Shares
2007.09.24	Rule 8.3 – Friends Provident
2007.09.24	Rule 8.3 – Reuters Group plc
2007.09.25	Rule 8.3 – Resolution plc
2007.09.26	Rule 8.3 – Friends Provident
2007.09.26	Rule 8.3 – Resolution plc
2007.09.26	Rule 8.3 – ICI plc
2007.09.26	Rule 8.3 – Reuters Group plc
2007.09.27	Rule 8.3 – Reuters Group plc
2007.09.27	Rule 8.3 Friends Providents
2007.09.27	Rule 8.3 – Resolution plc
2007.09.27	Rule 8.3 – ICI plc
2007.09.28	Total Voting Rights
2007.10.01	Rule 8.3 – Nothern Rock plc
2007.10.01	Rule 8.3 – Reuters Group plc
2007.10.01	Rule 8.3 – Resolution plc
2007.10.01	Rule 8.3 – ICI plc
2007.10.03	Rule 8.3 – Pipex Comms plc
2007.10.03	Rule 8.3 – Foseco plc
2007.10.03	Rule 8.3 – Inspired Gaming Grp
2007.10.03	Rule 8.3 – Friends Provident
2007.10.04	Halifax Hse price Index – Sept07
2007.10.04	Rule 8.3 – Spice plc
2007.10.04	Rule 8.3 – ICI plc
2007.10.04	Rule 8.3 – Reuters Group plc
2007.10.04	Rule 8.3 – Northern Rock plc
2007.10.04	Rule 8.3 – Foseco plc
2007.10.05	Publication of Final Terms
2007.10.05	Rule 8.3 – Northern Rock plc
2007.10.05	Rule 8.3 – ICI plc
2007.10.05	Rule 8.3 – Reuters Group plc
2007.10.05	Rule 8.3 – Friends Provident
2007.10.05	Rule 8.3 – Resolution plc

2007.10.08 Rule 8.3 – Friends Provident
2007.10.09 Rule 8.3 – ICI plc
2007.10.09 Publication of Final Terms
2007.10.10 Rule 8.3 – Northern Rock plc
2007.10.10 Rule 8.3 – Reuters Group plc
2007.10.11 Rule 8.3 – Inspired Gaming
2007.10.11 Rule 8.3 – Pipex Comm
2007.10.11 Rule 8.3 – Spice plc
2007.10.12 Transactions in Own Shares
2007.10.12 Rule 8.3 – Imprint plc
2007.10.15 Transaction in Own Shares
2007.10.15 Rule 8.3 – Reuters Group plc
2007.10.15 Rule 8.3 – Friends Provident
2007.10.15 Publication of Final Terms
2007.10.15 Publication of Final Terms
2007.10.16 Cancellation of Shares
2007.10.16 Rule 8.3 – Inspicio plc
2007.10.16 Rule 8.3 – Inspicio plc – Amend
2007.10.17 Rule 8.3 – Friends Provident
2007.10.17 Rule 8.3 – Reuters Group plc
2007.10.17 Director/PDMR Shareholding
2007.10.18 Rule 8.3 – Carillion plc
2007.10.18 Rule 8.3 – Sondex plc
2007.10.19 Transaction in Own Shares
2007.10.19 Rule 8.3 – Inspicio plc
2007.10.19 Rule 8.3 – Friends Provident
2007.10.19 Publication of Final Terms
2007.10.19 Publication of Final Terms
2007.10.22 Publication of Final Terms
2007.10.22 Publication of Final Terms
2007.10.22 Rule 8.3 – Inspicio plc
2007.10.22 Rule 8.3 – Carillion plc
2007.10.23 Transaction in Own Shares
2007.10.23 Rule 8.3 – ICI plc
2007.10.23 Rule 8.3 – Friends Provident
2007.10.23 Publication of Final Terms
2007.10.24 Publication of Final Terms
2007.10.24 Rule 8.3 – ICI plc
2007.10.24 Publication of Final Terms
2007.10.24 Publication of Final Terms
2007.10.24 Publication of Final Terms
2007.10.24 Rule 8.3 – Huveaux plc
2007.10.24 Rule 8.3 – Inspicio plc – Amend
2007.10.24 Director/PDMR Shareholding
2007.10.25 Rule 8.3 – Inspicio plc
2007.10.25 Rule 8.3 – Carillion plc
2007.10.25 Rule 8.3 – Pipex Comm
2007.10.25 Rule 8.3 – Inspired Gaming Grp
2007.10.26 Rule 8.3 – Inspicio plc
2007.10.26 Rule 8.3 – Resolution plc
2007.10.26 Rule 8.3 – Carillion plc
2007.10.26 Director/PDMR Shareholding
2007.10.29 Publication of Final Terms
2007.10.29 Rule 8.3 – Reuters Group plc
2007.10.30 Rule 8.3 – Friends Provident
2007.10.31 Rule 8.3 – Carillion plc
2007.10.31 Total Voting Rights
2007.10.31 Rule 8.3 – ICI plc
2007.10.31 Rule 8.3 – Northern Rock plc
2007.10.31 Publication of Final Terms
2007.10.31 Publication of Final Terms
2007.10.31 Change in Directors Details
2007.11.01 Rule 8.3 – Friends Provident
2007.11.02 Transaction in Own Shares
2007.11.05 Publication of Final Terms

2007.11.06 Rule 8.3 – Pipex Comm
2007.11.06 Rule 8.3 – Inspired Gaming Grp
2007.11.06 Director/PDMR Shareholding
2007.11.07 Transaction in Own Shares
2007.11.07 Rule 8.3 – ICI plc
2007.11.07 Rule 8.3 – Reuters Group plc
2007.11.07 Rule 8.3 – Northern Rock plc
2007.11.07 Rule 8.3 – Resolution plc
2007.11.08 Halifax Hse Price Index – Oct07
2007.11.08 Rule 8.3 – ICI plc
2007.11.08 Rule 8.3 – Northern Rock plc
2007.11.09 Rule 8.3 – Close Bros Grp plc
2007.11.09 Rule 8.3 – BHP Billiton plc
2007.11.09 Rule 8.3 – Carillion plc
2007.11.12 Rule 8.3 – ICI plc
2007.11.12 Rule 8.3 – Rio Tinto plc
2007.11.13 Rule 8.3 – Rio Tinto plc
2007.11.13 Rule 8.3 – BHP Biliton plc
2007.11.13 Rule 8.3 – Carillion plc
2007.11.13 Rule 8.3 – Resolution plc
2007.11.13 Rule 8.3 – Rio Tinto plc
2007.11.13 Rule 8.3 – Reuters Group plc
2007.11.13 Rule 8.3 – Northern Rock plc
2007.11.13 Rule 8.3 - ICI plc
2007.11.14 Publication of Final Terms
2007.11.14 Rule 8.3 – Rio Tinto plc
2007.11.14 Rule 8.3 – BHP Billiton plc
2007.11.14 Rule 8.3 – Reuters Group plc
2007.11.14 Publication of Final Terms
2007.11.15 Rule 8.3 – Emap plc
2007.11.15 Rule 8.3 – BHP Billiton plc
2007.11.15 Rule 8.3 – Resolution plc
2007.11.15 Rule 8.3 – ICI plc
2007.11.15 Rule 8.3 – Rio Tinto plc
2007.11.15 Rule 8.3 – Carillion plc
2007.11.15 Rule 8.3 – Northern Rock plc
2007.11.16 Transaction in Own Shares
2007.11.16 Rule 8.3 – ICI plc
2007.11.16 Rule 8.3 – Emap plc
2007.11.16 Rule 8.3 – Reuters Group plc
2007.11.19 Rule 8.3 – Emap plc
2007.11.19 Rule 8.3 – Rio Tinto plc – Amend
2007.11.19 Holding(s) in Company
2007.11.19 Director/PDMR Shareholding
2007.11.20 Publication of Final Terms
2007.11.20 Publication of Final Terms
2007.11.20 Rule 8.3 – Reuters Group plc
2007.11.20 Rule 8.3 – Resolution plc
2007.11.20 Rule 8.3 – ICI plc
2007.11.20 Rule 8.3 – Carillion plc
2007.11.20 Rule 8.3 – BHP Billiton plc
2007.11.21 Rule 8.3 – ICI plc
2007.11.21 Rule 8.3 – Emap plc
2007.11.21 Rule 8.3 – Rio Tinto plc
2007.11.21 Rule 8.3 – Rio Tinto plc
2007.11.22 Transaction in Own Shares
2007.11.22 Rule 8.3 – ICI plc
2007.11.22 Rule 8.3 – Rio Tinto plc
2007.11.22 Rule 8.3 – Carillion plc
2007.11.22 Rule 8.3 – Inspired Gaming Grp
2007.11.22 Rule 8.3 – Pipex Comm
2007.11.22 Rule 8.3 – BHP Billiton plc
2007.11.22 Director/PDMR Shareholding
2007.11.23 Rule 8.3 – ICI plc
2007.11.23 Rule 8.3 – BHP Billiton plc

2007.11.23	Rule 8.3 – Rio Tinto plc
2007.11.26	Publication of Final Terms
2007.11.26	Rule 8.3 – Rio Tinto plc
2007.11.27	Rule 8.3 – Reuters Group plc
2007.11.27	Rule 8.3 – BHP Billiton plc
2007.11.27	Rule 8.3 – Resolution plc
2007.11.27	Rule 8.3 – Rio Tinto plc
2007.11.27	Rule 8.3 – Rio Tinto plc
2007.11.28	Rule 8.3 – Carillion plc
2007.11.28	Rule 8.3 – Rio Tinto plc
2007.11.28	Rule 8.3 – BHP Billiton plc
2007.11.28	Rule 8.3 – Carillion plc – Amend
2007.11.28	Rule 8.3 – Resolution plc
2007.11.28	Rule 8.3 – Reuters Group plc
2007.11.29	Rule 8.3 – Carillion plc
2007.11.29	Rule 8.3 – Pipex Comms plc
2007.11.29	Rule 8.3 – Rio Tinto plc
2007.11.29	Rule 8.3 – BHP Billiton plc
2007.11.29	Rule 8.3 – Emap plc
2007.11.29	Rule 8.3 – Inspired Gaming plc
2007.11.30	Rule 8.3 – Rio Tinto plc
2007.11.30	Rule 8.3 – BHP Billiton plc
2007.11.30	Total Voting Rights
2007.12.03	Rule 8.3 – Biffa plc
2007.12.03	Rule 8.3 – Rio Tinto plc
2007.12.03	Rule 8.3 – ICI plc
2007.12.03	Rule 8.3 – BHP Billiton plc
2007.12.04	Rule 8.3 – Pipex Comm plc
2007.12.04	Rule 8.3 – Carillion plc
2007.12.04	Rule 8.3 – Rio Tinto plc
2007.12.04	Rule 8.3 – BHP Billiton plc
2007.12.04	Rule 8.3 – Inspired Gaming Grp
2007.12.04	Director/PDMR Shareholding
2007.12.05	Transaction in Own Shares
2007.12.05	Halifax Hse Price Index-Nov07
2007.12.05	Rule 8.3 – Rio Tinto plc
2007.12.05	Rule 8.3 – BHP Billiton plc
2007.12.05	Rule 8.3 – Emap plc
2007.12.05	Rule 8.3 – Foseco plc
2007.12.06	Rule 8.3 –BHP Billiton plc
2007.12.06	Rule 8.3 – ICI plc
2007.12.06	Rule 8.3 – Rio Tinto plc
2007.12.06	Rule 8.3 – Foseco plc
2007.12.06	Rule 8.3 – Emap plc
2007.12.07	Rule 8.3 – BHP Billiton plc
2007.12.07	Rule 8.3 – Reuters Group plc
2007.12.07	Rule 8.3 – Carillion plc
2007.12.07	Rule 8.3 – Inspired Gaming Grp
2007.12.07	Rule 8.3 – Rio Tinto plc
2007.12.10	Rule 8.3 – Rio Tinto plc
2007.12.11	Rule 8.3 – Reuters Group plc
2007.12.11	Rule 8.3 – Carillion plc
2007.12.11	Rule 8.3 – Rio Tinto plc
2007.12.12	Rule 8.3 – Rio Tinto plc
2007.12.12	Rule 8.3 – Resolution plc
2007.12.12	Rule 8.3 – Reuters Group plc
2007.12.13	Pre-Close Trading Statement
2007.12.13	Rule 8.3 – Rio Tinto plc
2007.12.13	Rule 8.3 – BHP Billiton plc
2007.12.13	Rule 8.3 – BHP Billiton plc
2007.12.13	Rule 8.3 – ICI plc
2007.12.13	Rule 8.3 – Resolution plc
2007.12.13	Rule 8.3 – Reuters Group plc
2007.12.13	Rule 8.3 – Carillion plc
2007.12.13	Rule 8.3 – Pipex Comm plc

2007.12.14	Rule 8.3 – BHP Billiton plc
2007.12.14	Rule 8.3 – Rio Tinto plc
2007.12.17	Rule 8.3 – Inspired Gaming Grp
2007.12.17	Rule 8.3 – Foseco plc
2007.12.17	Rule 8.3 – Carillion plc
2007.12.17	Rule 8.3 – Rio Tinto plc
2007.12.17	Rule 8.3 – BHP Billiton plc
2007.12.17	Rule 8.3 – Reuters Group plc
2007.12.17	Rule 8.3 – Resolution plc
2007.12.18	Rule 8.3 – Rio Tinto plc
2007.12.18	Rule 8.3 – BHP Billiton plc
2007.12.18	Rule 8.3 – Resolution plc
2007.12.18	Rule 8.3 – ICI plc
2007.12.19	Rule 8.3 – ICI plc
2007.12.19	Rule 8.3 – BHP Billiton plc
2007.12.19	Rule 8.3 – Rio Tinto plc
2007.12.19	Rule 8.3 – Reuters Group plc
2007.12.19	Publication of Final Terms
2007.12.20	Rule 8.3 – Rio Tinto plc
2007.12.20	Rule 8.3 – BHP Billiton plc
2007.12.20	Rule 8.3 – ICI plc
2007.12.20	Rule 8.3 – Resolution plc
2007.12.21	Rule 8.3 – Reuters Group plc
2007.12.21	Rule 8.3 – Resolution plc
2007.12.21	Rule 8.3 – Carillion plc
2007.12.21	Rule 8.3 – Biffa plc
2007.12.21	Rule 8.3 – Rio Tinto plc
2007.12.21	Rule 8.3 – Pipex Comm
2007.12.21	Rule 8.3 – BHP Billiton plc
2007.12.24	Rule 8.3 – BHP Billiton plc
2007.12.24	Rule 8.3 – Rio Tinto plc
2007.12.27	Rule 8.3 – Rio Tinto plc
2007.12.27	Rule 8.3 – BHP Billiton plc
2007.12.27	Rule 8.3 – BHP Billiton plc
2007.12.28	Rule 8.3 – Reuters Group plc
2007.12.31	Rule 8.3 – Carillion plc
2007.12.31	Rule 8.3 – Rio Tinto plc
2007.12.31	Director/PDMR Shareholding
2007.12.31	Total Voting Rights
2008.01.02	Rule 8.3 – Carillion plc
2008.01.03	Rule 8.3 – Foseco
2008.01.03	Rule 8.3 – BHP Billiton plc
2008.01.03	Rule 8.3 – Rio Tinto plc
2008.01.03	Rule 8.3 – Rio Tinto plc
2008.01.04	Rule 8.3 – Carillion plc
2008.01.04	Rule 8.3 – Rio Tinto plc
2008.01.04	Rule 8.3 – Pipex Comm
2008.01.04	Rule 8.3 – BHP Billiton plc
2008.01.07	Rule 8.3 – Pipex Comm
2008.01.07	Rule 8.3 – Reuters Group plc
2008.01.07	Rule 8.3 – Resolution plc
2008.01.07	Rule 8.3 – Carillion plc
2008.01.07	Rule 8.3 – Rio Tinto plc
2008.01.07	Rule 8.3 – BHP Billiton plc
2008.01.07	Rule 8.3 – Biffa plc
2008.01.07	Additional Listing
2008.01.08	Halifax Hse Price Index-Dec07
2008.01.08	Rule 8.3 – Carillion plc
2008.01.08	Rule 8.3 – Rio Tinto plc
2008.01.08	Rule 8.3 – Resolution plc
2008.01.08	Rule 8.3 – Reuters Group plc
2008.01.08	Rule 8.3 – BHP Billiton plc
2008.01.09	Rule 8.3 – BHP Billiton plc
2008.01.10	Rule 8.3 – Rio Tinto plc
2008.01.11	Rule 8.3 – Carillion plc

2008.01.11 Rule 8.3 – BHP Billiton plc
2008.01.11 Rule 8.3 – Resolution plc
2008.01.11 Rule 8.3 – Rio Tinto plc
2008.01.11 Rule 8.3 – Biffa plc
2008.01.14 Rule 8.3 – Resolution plc
2008.01.14 Rule 8.3 – BHP Billiton plc
2008.01.14 Rule 8.3 – Biffa plc
2008.01.14 Rule 8.3 – Rio Tinto plc
2008.01.14 Director/PDMR Shareholding
2008.01.15 Publication of Final Terms
2008.01.15 Rule 8.3 – Rio Tinto plc
2008.01.16 Rule 8.3 – Rio Tinto plc
2008.01.17 Rule 8.3 – Carillion plc
2008.01.17 Rule 8.3 – Rio Tinto plc
2008.01.17 Director/PDMR Shareholding
2008.01.18 Rule 8.3 – Rio Tinto plc
2008.01.18 Rule 8.3 – Biffa plc
2008.01.18 Rule 8.3 – Resolution plc
2008.01.18 Rule 8.3 – BHP Billiton plc
2008.01.18 Rule 8.3 – Carillion plc
2008.01.22 Publication of Final Terms
2008.01.22 Rule 8.3 – BHP Billiton plc
2008.01.22 Rule 8.3 – Carillion plc
2008.01.22 Rule 8.3 – Foseco plc
2008.01.23 Rule 8.3 – Rio Tinto plc
2008.01.23 Rule 8.3 – Gcap Media plc
2008.01.23 Rule 8.3 – Carillion plc
2008.01.23 Rule 8.3 – Biffa plc
2008.01.24 Publication of Final Terms
2008.01.24 Rule 8.3 – BHP Billiton plc
2008.01.24 Rule 8.3 – Carillion plc
2008.01.24 Rule 8.3 – Reuters Group plc
2008.01.25 Rule 8.3 – Rio Tinto plc
2008.01.25 Rule 8.3 – Friends Provident
2008.01.28 Rule 8.3 – Rio Tinto plc
2008.01.28 Rule 8.3 - Reuters Group plc
2008.01.29 Publication of Final Terms
2008.01.29 Publication of Final Terms
2008.01.29 Rule 8.3 – Rio Tinto plc
2008.01.29 Rule 8.3 – Friends Provident
2008.01.29 Rule 8.3 – Reuters Grp plc
2008.01.29 Rule 8.3 – BHP Billiton plc
2008.01.30 Rule 8.3 – BHP Billiton plc
2008.01.30 Rule 8.3 – Reuters Group plc
2008.01.31 Rule 8.3 – BHP Billiton plc
2008.01.31 Rule 8.3 – Rio Tinto plc
2008.01.31 Transaction in Own Shares
2008.01.31 Total Voting Rights
2008.02.01 Rule 8.3 – Rio Tinto plc
2008.02.01 Rule 8.3 – Reuters Group plc
2008.02.01 Rule 8.3 – BHP Billiton plc
2008.02.04 Total Voting Rights - replace
2008.02.04 Rule 8.3 – BHP Billiton plc
2008.02.04 Rule 8.3 – Coda plc
2008.02.04 Rule 8.3 – Rio Tinto plc
2008.02.05 Halifax Hse Price Index – Jan08
2008.02.05 Rule 8.3 – Rio Tinto plc
2008.02.06 Rule 8.3 – BHP Billiton plc
2008.02.06 Rule 8.3 – Reuters Group plc
2008.02.06 Rule 8.3 – Gcap Media plc
2008.02.06 Rule 8.3 – Carillion plc
2008.02.06 Rule 8.3 – Rio Tinto plc
2008.02.07 Rule 8.3 – Friends Provident
2008.02.07 Rule 8.3 – BHP Billiton plc
2008.02.07 Rule 8.3 – Rio Tinto plc

2008.02.07	Rule 8.3 – Reuters Group plc
2008.02.08	Rule 8.3 – Rio Tinto plc
2008.02.08	Rule 8.3 – BHP Billiton plc
2008.02.11	Rule 8.3 – Rio Tinto plc
2008.02.11	Rule 8.3 – Reuters Group plc
2008.02.12	Rule 8.3 – Friends Provident
2008.02.12	Rule 8.3 – Rio Tinto plc
2008.02.13	Rule 8.3 – BHP Billiton plc
2008.02.13	Rule 8.3 – Rio Tinto plc
2008.02.14	Rule 8.3 – Rio Tinto plc
2008.02.14	Rule 8.3 – BHP Billiton plc
2008.02.15	Rule 8.3 – BHP Billiton plc
2008.02.15	Rule 8.3 – Rio Tinto plc
2008.02.18	Rule 8.3 – Rio Tinto plc
2008.02.18	Rule 8.3 – BHP Billiton plc
2008.02.18	Additional Listing
2008.02.19	Rule 8.3 – Rio Tinto plc
2008.02.19	Rule 8.3 – BHP Billiton plc
2008.02.20	Rule 8.3 – BHP Billiton plc
2008.02.20	Rule 8.3 – Rio Tinto plc
2008.02.21	Rule 8.3 – Rio Tinto plc
2008.02.21	Rule 8.3 – BHP Billiton plc
2008.02.22	Rule 8.3 – Friends Provident
2008.02.22	Rule 8.3 – Rio Tinto plc
2008.02.22	Rule 8.3 – BHP Billiton plc
2008.02.25	Rule 8.3 – BHP Billiton plc
2008.02.25	Rule 8.3 – Rio Tinto plc
2008.02.25	Publication of Final Terms
2008.02.26	Rule 8.3 – Rio Tinto plc
2008.02.26	Rule 8.3 – Friends Provident
2008.02.26	Rule 8.3 – Reuters Group plc
2008.02.26	Rule 8.3 – BHP Billiton plc
2008.02.27	Final Results – Part 1
2008.02.27	Final Results – Part 2
2008.02.27	Rule 8.3 – Rio Tinto plc
2008.02.27	Rule 8.3 – Friends Provident
2008.02.27	Rule 8.3 – BHP Billiton plc
2008.02.28	Supplemental Prospectus
2008.02.28	Supplemental Prospectus
2008.02.28	Rule 8.3 – Rio Tinto plc
2008.02.28	Director/PDMR Shareholding
2008.02.29	Rule 8.3 – Friends Provident
2008.02.29	Transaction in Own Shares
2008.02.29	Total Voting Rights
2008.03.03	Rule 8.3 – GCap Media plc
2008.03.03	Rule 8.3 – Expro International
2008.03.03	Rule 8.3 – TDG plc
2008.03.03	Rule 8.3 – BHP Billiton plc
2008.03.03	Rule 8.3 – Rio Tinto plc
2008.03.03	Rule 8.3 – Rio Tinto plc
2008.03.04	Rule 8.3 – TDG plc
2008.03.04	Rule 8.3 – Expro Intl Grp plc
2008.03.04	Rule 8.3 – Melrose plc
2008.03.04	Rule 8.3 – BHP Billiton plc
2008.03.04	Rule 8.3 – Reuters Group plc
2008.03.04	Rule 8.3 – Friends Provident
2008.03.04	Rule 8.3 – Rio Tinto plc
2008.03.05	Rule 8.3 – Friends Provident
2008.03.05	Rule 8.3 – Rio Tinto plc
2008.03.05	Rule 8.3 – Reuters Group plc
2008.03.05	Rule 8.3 – BHP Billiton plc
2008.03.05	Rule 8.3 – Expro Intl Group
2008.03.06	Halifax Hse Price Index-Feb08
2008.03.06	Rule 8.3 – Expro Intl Group
2008.03.06	Rule 8.3 – Rio Tinto plc

2008.03.06	Rule 8.3 – Friends Provident
2008.03.07	Directorate Change
2008.03.07	Rule 8.3 – Expro Int'l Grp
2008.03.07	Rule 8.3 – BHP Billiton plc
2008.03.07	Rule 8.3 – Rio Tinto plc
2008.03.07	Doc re. Notice of AGM
2008.03.10	Blocklisting Interim Review
2008.03.10	Rule 8.3 – Friends Provident
2008.03.10	Rule 8.3 – Reuters Group plc
2008.03.10	Rule 8.3 – Expro International
2008.03.10	Rule 8.3 – BHP Billiton plc
2008.03.11	Rule 8.3 – Reuters Group plc
2008.03.11	Rule 8.3 – BHP Billiton plc
2008.03.11	Rule 8.3 – Rio Tinto plc
2008.03.11	Rule 8.3 – Friends Provident
2008.03.11	Rule 8.3 – Reuters Group plc
2008.03.11	Rule 8.3 – Rio Tinto plc
2008.03.11	Director/PDMR Shareholding
2008.03.11	Additional Listing
2008.03.12	Publication of Final Terms
2008.03.12	Rule 8.3 – BHP Billiton plc
2008.03.12	Annual Report and Accounts
2008.03.12	Rule 8.3 – Expro International
2008.03.12	Rule 8.3 – Expro International
2008.03.12	Rule 8.3 – Rio Tinto plc
2008.03.13	Rule 8.3 – Rio Tinto plc
2008.03.13	Rule 8.3 – BHP Billiton plc
2008.03.13	Rule 8.3 – Expro International
2008.03.14	Rule 8.3 – Friends Provident
2008.03.14	Rule 8.3 – Rio Tinto plc
2008.03.14	Rule 8.3 – BHP Billiton plc
2008.03.17	Rule 8.3 – Rio Tinto plc
2008.03.17	Rule 8.3 – Friends Provident
2008.03.17	Rule 8.3 – BHP Billiton plc
2008.03.18	Rule 8.3 – Friends Provident
2008.03.19	Publication of Final Terms
2008.03.20	Publication of Prospectus
2008.03.20	Rule 8.3 - BHP Billiton plc
2008.03.20	Rule 8.3 - Rio Tinto plc
2008.03.20	Rule 8.3 - British Energy Grp
2008.03.20	Rule 8.3 - Expro Int'l Group
2008.03.20	Rule 8.3 - Reuters Group plc
2008.03.20	Rule 8.3 - Friends Provident
2008.03.28	Directors/PDMR Shareholding
2008.03.25	Rule 8.3 - Reuters Group plc
2008.03.25	Rule 8.3 - British Energy Group plc
2008.03.25	Rule 8.3 - Expro International Group plc
2008.03.25	Rule 8.3 - Rio Tinto plc
2008.03.25	Rule 8.3 - BHP Billiton plc
2008.03.25	Rule 8.3 - BHP Billiton plc
2008.03.26	Publication of Final Terms
2008.03.26	Rule 8.3 - Rio Tinto plc
2008.03.26	Rule 8.3 - BHP Billiton plc
2008.03.27	Rule 8.3 - Foseco plc
2008.03.27	Rule 8.3 - Friends Provident
2008.03.27	Rule 8.3 - Reuters Group plc
2008.03.27	Rule 8.3 - BHP Billiton plc
2008.03.27	Rule 8.3 - GCap Media plc
2008.03.27	Rule 8.3 - British Energy Grp
2008.03.27	Rule 8.3 - Expro International
2008.03.27	Publication of Final Terms
2008.03.28	Rule 8.3 - Expro International
2008.03.28	Rule 8.3 - Friends Provident
2008.03.28	Rule 8.3 - BHP Billiton plc
2008.03.28	Rule 8.3 - British Energy Grp

2008.03.28	Rule 8.3 - Foseco plc
2008.03.28	Rule 8.3 - Rio Tinto plc
2008.03.28	Rule 8.3 - Rio Tinto plc
2008.03.31	Rule 8.3 - Friends Provident
2008.03.31	Rule 8.3 - Expro International
2008.03.31	Rule 8.3 - BHP Billiton plc
2008.03.31	Rule 8.3 - Rio Tinto plc
2008.03.31	Transaction in Own Shares
2008.03.31	Total Voting Rights
2008.04.01	Rule 8.3 - BHP Billiton plc
2008.04.01	Rule 8.3 - Reuters Group plc
2008.04.01	Rule 8.3 - Expro International
2008.04.01	Rule 8.3 - Rio Tinto plc
2008.04.01	Rule 8.3 - British Energy Grp
2008.04.01	Directors/PDMR Shareholding
2008.04.02	Rule 8.3 - BHP Billiton plc
2008.04.02	Rule 8.3 - Reuters Group plc
2008.04.02	Rule 8.3 - Expro International
2008.04.02	Rule 8.3 - Rio Tinto plc
2008.04.02	Rule 8.3 - British Energy Grp
2008.04.02	Rule 8.3 - British Energy Grp
2008.04.02	Publication of Final Terms
2008.04.03	Rule 8.3 - British Energy Grp
2008.04.03	Rule 8.3 - Expro International
2008.04.03	Rule 8.3 - Rio Tinto plc
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - Friends Provident
2008.04.03	Rule 8.3 - BHP Billiton plc
2008.04.04	Rule 8.3 - Expro International
2008.04.04	Rule 8.3 - BHP Billiton plc
2008.04.04	Rule 8.3 - Reuters Group plc
2008.04.04	Rule 8.3 - Rio Tinto plc
2008.04.07	Rule 8.3 - Rio Tinto plc
2008.04.07	Rule 8.3 - BHP Billiton plc
2008.04.07	Rule 8.3 - Reuters Group plc
2008.04.07	Rule 8.3 - Expro International
2008.04.07	Rule 8.3 - British Energy Grp
2008.04.07	Rule 8.3 - Friends Provident
2008.04.07	Rule 8.3 - Friends Provident
2008.04.08	Halifax Hse Price Index-Mar08
2008.04.08	Rule 8.3 - Rio Tinto plc
2008.04.08	Rule 8.3 - GCap Media plc
2008.04.08	Rule 8.3 – TDG plc
2008.04.08	Rule 8.3 – Melrose plc
2008.04.09	Rule 8.3 – TDG plc
2008.04.09	Rule 8.3 - Friends Provident
2008.04.09	Rule 8.3 - British Energy Grp
2008.04.09	Rule 8.3 - BHP Billiton plc
2008.04.09	Rule 8.3 - Rio Tinto plc

Documents filed with the Registrar of Companies

The Company has made the following filings during the period:

Date:	Document:	Brief Description:
20 April 2007	Form 288a	Appointment of Director
1 May 2007	Certified copy of Resolution	Resolutions approved at the AGM of the company on 25 April 2007

4 May 2007	Annual Report and Accounts	Annual Report and Accounts for the year to 31 December 2006
17 May 2007	Form 288b	Resignation of Director
17 May 2007	Form 288b	Resignation of Director
12 June 2007	Form 288b	Resignation of Director
20 June 2007	Form 363a	Annual Return to 3 May 2007
20 June 2007	Form 288a	Appointment of Director
4 July 2007	Form 288c	Director's particulars changed
16 July 2007	Form 288a	Appointment of Director
5 September 2007	Form 288b	Resignation of Director
24 September 2007	Form 288a	Appointment of Director
24 September 2007	Form 288a	Appointment of Director
24 September 2007	Form 288a	Appointment of Director
21 January 2008	Form 288b	Resignation of Director

The Company has also submitted filings to Companies House in relation to allotments of shares (Form 88(2)), the purchase of the Company's own shares to be held in Treasury (Form 169(1B)) and the cancellation of Treasury Shares (Form 169(A2)). Copies of all of these documents may be obtained from Companies House at Companies House, Crown Way, Cardiff, CF14 3UZ. (e-mail: enquiries@companies-house.gov.uk) or can be downloaded, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Documents published and sent to Shareholders

The Company has published (and sent) the following documents to shareholders during the period:

Date:	Document:
7 March 2008	Notice of Annual General Meeting
7 March 2008	Summary Financial Statements
20 March 2008	Annual Report and Accounts for the year ended 31 December 2006

Documents filed with the UKLA Document Viewing Facility

The Company has filed the following documents with the UKLA Document Viewing facility in the period:

Date:	Document:
26 April 2007	Resolutions of HBOS plc passed following the Annual General Meeting of the Company held on 25 April 2007
4 May 2007	Publication of Prospectus of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc relation to the Programme for the Issuance of Debt Instruments dated 1 May 2007
8 May 2007	Publication of Prospectus of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc in relation to the Programme for the Issuance of Medium Term Notes due Nine Months or more from the Date of Issue of 1 May 2007
23 May 2007	Publication of Prospectus of HBOS plc in relation to the Issuance of 7,500 American Depositary Receipts representing Fixed to Floating Rate Series of Preference Shares dated 16 May 2007
3 August 2007	Publication of Supplementary Prospectus for the Issuance of Medium-Term Notes Due Nine Months or More From Date of Issue of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc on 8 May 2007

3 August 2007	Publication of Supplementary Prospectus in relation to the Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc on 1 May 2007
18 September 2007	Publication of Supplementary Prospectus in relation to the Programme for the Issuance of Debt Instruments of HBOS plc on 1 May 2007
18 September 2007	Publication of Supplementary Prospectus in relation to the Programme for the Issuance of Medium-Term Notes Due Nine Months from Date of Issue of HBOS plc dated 8 May 2007
28 February 2008	Publication of Prospectus in relation to the Programme for the Issuance of Debt Instruments of HBOS plc and Bank of Scotland plc as issuers dated 1 May 2007
28 February 2008	Publication of Prospectus in relation to the Issuance of Medium Term Notes due Nine Months or more from Date of Issue of HBOS plc and Bank of Scotland as issuers dated 1 May 2007
20 March 2008	Prospectus of HBOS plc, acting as guarantor in relation to the issue of £750,000,000 Fixed-to Floating Rate Non voting Non-cumulative Perpetual Preferred Securities dated 17 March 2008.
7 March 2008	Annual Review & Summary Financial Statement and Notice of Annual General Meeting
12 March 2008	Annual Report and Accounts for the year ended 31 December 2007

The Company's Annual Report for the period ending 31 December 2007 can be found on the Company's website, as can the Annual Review and Summary Financial Statement 2006 and Notice of AGM. Further information regarding the Company and its activities is also available at www.hbosplc.com.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office: HBOS plc, The Mound, Edinburgh, EH1 1YZ.

Contact Details

For further information please contact: Company Secretary Department, HBOS plc, The Mound, Edinburgh. EH1 1YZ.

Kenny Melville,
Assistant Company Secretary.
10 April 2008.

END

Close





Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	13:29 11-Apr-08
Number	1876S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	10 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,888,671	(1.264%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,888,671	(1.264%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,518	£17.455
Transfer out	800	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close


Free annual report


Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Reuters Group plc
Released	13:32 11-Apr-08
Number	1880S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Reuters Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	10 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	23,386,590	(1.903%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	23,386,590	(1.903%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(a) ©Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	447	£5.901

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:34 11-Apr-08
Number	1882S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,177,375	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,177,375	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,009	£58.452

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	295,444	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,444	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement





Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro Int Grp plc
Released	13:35 11-Apr-08
Number	1885S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,268,981	(1.149%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,268,981	(1.149%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,184	£12.366

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	13:37 11-Apr-08
Number	1901S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	10 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,388,733	(1.179%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,388,733	(1.179%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	1,867	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section




Free annual report



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:28 14-Apr-08
Number	2962S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	11 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,174,600	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,174,600	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	2,776	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,444	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,444	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:30 14-Apr-08
Number	2965S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	11 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,876,971	(1.263%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,876,971	(1.263%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	170	£17.490
Transfer out	11,532	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 April 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,368,141	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,368,141	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:39 14-Apr-08
Number	3057S

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

(a) Harry Baines (PDMR)
(b) Peter Cummings (Director)
(c) Jo Dawson (Director)
(d) Mike Ellis (Director)
(e) Philip Gore-Randall (Director)
(f) Peter Hickman (PDMR)
(g) Andy Hornby (Director)
(h) Dan Watkins (Director)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Persons referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

The person detailed in 3. above has been granted options under the HBOS plc Sharesave Plan.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

11 April 2008

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant

28 March 2008
(Effective from 1 June 2008)

18. Period during which or date on which it can be exercised

(a) 1 June 2011 – 30 November 2011
(b) 1 June 2011 – 30 November 2011
(c) 1 June 2013 – 30 November 2013
(d) 1 June 2011 – 30 November 2011
(e) 1 June 2011 – 30 November 2011
(f) 1 June 2013 – 30 November 2013
(g) 1 June 2015 – 30 November 2015
(h) 1 June 2013 – 30 November 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

(a) 1,889 ordinary shares
(b) 1,247 ordinary shares
(c) 3,307 ordinary shares

(d) 1,889 ordinary shares
(e) 1,889 ordinary shares
(f) 3,307 ordinary shares
(g) 3,607 ordinary shares
(h) 3,307 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Options granted at an exercise price of £5.080 per share

22. Total number of *shares* or debentures over which options held following notification

(a) 126,628
(b) 241,311
(c) 215,127
(d) 136,754
(e) 118,965
(f) 111,283
(g) 354,914
(h) 159,167

23. Any additional information

N/A

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Sinclair, Assistant Company Secretary

Date of notification

14 April 2008
END
END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	11:41 15-Apr-08
Number	3645S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	14 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,786,926	(1.259%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,786,926	(1.259%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	90,000	£17.200
Sale	45	£17.040

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 April 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	14 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,232	£41.260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	11:43 15-Apr-08
Number	3650S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	14 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,174,426	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,174,426	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25	£57.590
Sale	150	£57.960

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	14 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	295,117	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,117	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	327	£135.55

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	14:44 16-Apr-08
Number	4918S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,234,422	(1.172%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,234,422	(1.172%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	154,311	£1.191

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	16 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:45 16-Apr-08
Number	4922S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,170,437	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,170,437	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,991	£60.006

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,117	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,117	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2008

Regulatory Announcement

Go to market news section

Free annual report

RECEIVED

2008 JUL 29 A 11:26

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:47 16-Apr-08
Number	4925S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	15 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,792,195	(1.259%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,792,195	(1.259%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	5,269	£17.729

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2008
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call optio

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	14:50 16-Apr-08
Number	4932S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	15 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,768,770	(2.071%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,768,770	(2.071%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,823	£1.417

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:52 16-Apr-08
Number	4940S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,457,308	(1.496%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,457,308	(1.496%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	89,373	£7.307

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	16 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro International
Released	14:42 17-Apr-08
Number	5850S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,268,710	(1.149%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,268,710	(1.149%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	332	£13.113
Purchase	61	£13.113

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:44 17-Apr-08
Number	5854S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,456,040	(1.495%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,456,040	(1.495%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,562	£7.255
Purchase	294	£7.255

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:45 17-Apr-08
Number	5856S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,170,145	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,170,145	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	211	£62.090
Purchase	39	£62.090
Sale	60	£61.920
Sale	35	£62.300
Sale	25	£62.082

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,117	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,117	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:46 17-Apr-08
Number	5859S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,790,382	(1.259%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,790,382	(1.259%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	856	£18.047
Purchase	161	£18.047
Sale	1,120	£18.160

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	14:47 17-Apr-08
Number	5863S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,228,947	(1.172%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,228,947	(1.172%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,475	£1.180

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Melrose plc
Released	14:49 17-Apr-08
Number	5866S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Melrose plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.2p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,712,618	(2.029%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,712,618	(2.029%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	56,152	£1.420

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	17 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Bank of Scotland Plc
TIDM	63GF
Headline	Publication of Final Terms
Released	14:19 18-Apr-08
Number	6664S

Publication of Final Terms by Bank of Scotland plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 1st May 2007 ("the Programme"), was published on 4th May 2007 (Regulatory Announcement number 1416W), the Supplemental Prospectus dated 1st August 2007 was published on 3rd August 2007 (Regulatory Announcement number 5450B), the Supplemental Prospectus dated 17 September 2007 was published on 18 September 2007 (Regulatory Announcement number 0356E) and the Supplemental Prospectus dated 28 February 2008 was published on 28 February 2008 (Regulatory Announcement number 9703O).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

Bank of Scotland plc, as an Issuer on the Programme, guaranteed by HBOS plc, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

JPY 7,310,000,000 0.12 per cent Fixed Rate Notes due 20 April 2009
ISIN No. XS0359102711

http://www.ms-pdf.londonstockexchange.com/ms/6664s_-2008-4-18.pdf

For further information, please contact

Bank of Scotland plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final

Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The instruments to which the Prospectus and Final Terms relates have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act"), or the securities laws of any other United States jurisdiction. Accordingly, the instruments may not be sold except pursuant to a valid exemption from the Securities Act. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Styles & Wood Group
Released	15:10 18-Apr-08
Number	6845S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Styles & Wood Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,484,781	(8.504%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,484,781	(8.504%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	£1.117

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:23 18-Apr-08
Number	6856S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	17 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,776,293	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,776,293	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	125	N/A
Purchase	135	£18.258
Sale	800	£18.180
Sale	13,300	£18.130

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 18 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report



Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Expro Intl Group
Released	15:27 18-Apr-08
Number	6865S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	17 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	889,283	(0.805%)*		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	889,283	(0.805%)		

***Holding prior to the below sales was above 1%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21,247	£14.610
Sale	358,180	£14.350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:29 18-Apr-08
Number	6866S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	16 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,166,646	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,166,646	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,500	£63.475

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 April 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,117	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,117	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

 

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:37 21-Apr-08
Number	7712S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	18 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,173,667	(1.521%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,173,667	(1.521%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer In	7,020	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 April 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	295,117	(0.065%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	295,117	(0.065%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.1- BHP Billiton plc
Released	14:54 22-Apr-08
Number	8753S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	21 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,775,293	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,775,293	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000	£18.32

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	22 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Friends Provident
Released	15:01 22-Apr-08
Number	8761S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Friends Provident plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	21 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,222,947	(1.172%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,222,947	(1.172%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,000	£1.185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	16:30 22-Apr-08
Number	8863S

FORM 8.3

The following replaces the Rule 8.1 announcement released on 22 April 2008 at 14.54 Number 8753S. The announcement was incorrectly released as a Rule 8.1 announcement rather than a Rule 8.3 announcement. All other details remain unchanged

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	21 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,775,293	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,775,293	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,000	£18.32

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,365,909	(0.041%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,365,909	(0.041%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	22 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:12 23-Apr-08
Number	9726S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	22 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	27,774,995	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,774,995	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	300	£18.510

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	22 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,440,545	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,440,545	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	74,636	£43.520

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:14 23-Apr-08
Number	9730S

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	22 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,172,198	(1.520%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,172,198	(1.520%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,490	£63.760

*Please see table below for additional transactions on previous dates

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Date of transaction	Purchase/sale	Number of securities	Price per unit (Note 5)
18/04/08	Purchase	18	£59.847

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	22 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	309,501	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	309,501	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	14,384	£142.310

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	23 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	13:32 24-Apr-08
Number	0543T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	23 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,148,073	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,148,073	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	625	£63.898
Sale	23,500	£64.337

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 24 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	23 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,579	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,579	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	922	£145.023

(b) Derivatives transactions (other than options)

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	13:38 24-Apr-08
Number	0547T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	23 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,736,696	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,736,696	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	36,700	£19.128
Sale	1,600	£19.113

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,440,545	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,440,545	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
n/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:30 24-Apr-08
Number	0794T

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

HBOS plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Cancellation of shares	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	22 April 2008
6. Date on which issuer notified:	23 April 2008
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord 25p Shares GB0030587504	226,735,947	226,735,947	37,640,466	37,640,466	363,891,970	1.00%	9.71%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
401,532,436	10.71%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of the Company / Fund Number of Shares % of issued share capital

AXA Ireland Pension Fund 49,000 Indirect (0.00131%)
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) 960,000 Direct (0.02561 %)
AXA Rosenberg 1,704,000 Direct (0.04546%)
AXA General Insurance Ltd 43,200 Direct (0.00115%)
Sun Life Unit Assurance Ltd A/c X 96,004 Direct (0.00256%)
Sun Life Unit Assurance Ltd A/c X 3,555,000 Direct (0.09483%)
Sun Life Unit Assurance Ltd A/c X 2,410,000 Direct (0.06429%)
AXA UK Investment Co ICVC 15,542 Global Distribution Fund Indirect (0.00041%)
AXA UK Investment Co ICVC 265,000 Distribution Fund Indirect (0.00707%)
AXA UK Investment Co ICVC 375,000 Ethical Fund Indirect (0.01000%)
AXA UK Investment Co ICVC 50,077 Extra Income Fund Indirect (0.00134%)
AXA UK Investment Co ICVC 1,193,615 UK Equity Income Fund Indirect (0.03184%)
AXA UK Investment Co ICVC 75,000 UK Growth Fund Indirect (0.00200%)
PPP Healthcare Group plc 80,090 Direct (0.00214 %)
Sun Life Pensions Management Ltd 45,000 Direct (0.00120%)
Sun Life Pensions Management Ltd Direct 400,000 (0.01067%)
Sun Life Pensions Management Ltd A/c Direct 2,000,000 (0.05335%)
Sun Life Assurance Society Plc Direct 551,045 (0.01470%)
AXA Rosenberg Direct 1,295,000 (0.03455%)
AXA Insurance UK Direct 151,288 (0.00404%)
AXA UK Group Pension Scheme Indirect 700,000 (0.01867%)
AXA General Unit Trust Indirect 220,000 (0.00587%)
AXA Financial, Inc Indirect 334,452,149 (8.92190%)
AXA Colonia Konzern Direct 5,392,744 (0.14386 %)
AXA Colonia Konzern Indirect 15,450 (0.00041%)
Sun Life International (IOM) Ltd Direct 1,200,000 (0.03201%)
AXA France Indirect 961,914 (0.02566%)
AXA Australia Indirect 184,677 (0.00493%)
AXA Rosenberg Indirect 19,464,455 (0.51924%)
AXA Financial, Inc * Indirect 1,574,543 (0.04200%)
Sun Life Pensions Management Ltd Direct 298,908 (0.00797%)
Sun Life Pensions Management Ltd Direct 14,860 (0.00040%)
Sun Life Unit Assurance Ltd LTAV UK Equity Direct 625,000 (0.01667)
Sun Life Unit Assurance Ltd ABL High Alpha Direct 516,190 (0.01377%)
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct 623,261 (0.01663%)
Sun Life Pensions Management LTAV UK Equity Direct 2,990,000 (0.07976%)
Sun Life Pensions Management ABL High Alpha Direct 2,907,270 (0.07755%)
Sun Life Pensions Management FTSE All Share Tracker Direct 3,295,430 (0.08791%)

AXA Framlington Trustees for Roman Catholics Indirect 150,000 (0.00400%)
AXA Framlington London Scottish Pension Fund Indirect 53,147 (0.00142%)
AXA Framlington Daimler Chrysler Indirect 164,170 (0.00438%)
AXA Framlington Framlington Income & Capital Indirect 309,547 (0.00826%)
AXA Framlington Equity Income Indirect 1,850,000 (0.04935%)
AXA Framlington Financial Indirect 100,000 (0.00267%)
AXA Framlington Monthly Income Indirect 1,175,000 (0.03134%)
AXA Framlington Managed Balanced Indirect 300,000 (0.00800%)
Framlington onshore private clients Indirect 142,534 (0.00380%)
Framlington onshore private clients Indirect 1,150 (0.00003%)
AXA Winterthur Direct 2,575,028 (0.06869%)
Axa Sun Life With Profits Passive Direct 2,592,291 (0.06915%)
Axa Sun Life With Profits Passive Direct 1,318,857 (0.03518%)
AXA Framlington Indirect St James Place Internal Equity & Income UT 50,000 (0.0013%)

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

24 April 2008
END

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:31 25-Apr-08
Number	1622T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	24 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,148,024	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,148,024	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50	£62.172

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2008
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	308,579	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,579	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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RECEIVED
2008 JUL 29 A 11:27
OFFICE OF INTER
CORPORATE FI




Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- RDF Media Group plc
Released	14:38 25-Apr-08
Number	1633T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	RDF Media Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	24 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,748,581	(6.583%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,748,581	(6.583%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	£1.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	25 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- British Energy Grp
Released	14:11 28-Apr-08
Number	2562T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	British Energy Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,446,074	(1.494%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,446,074	(1.494%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: warrants	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	71,574	(0.244%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	71,574	(0.244%)		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	9,968	£7.595

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- RDF Media Group plc
Released	14:13 28-Apr-08
Number	2566T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	RDF Media Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	25 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,992,663	(7.168%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,992,663	(7.168%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	244,082	£1.250
Sale	233,159	£1.275
Purchase	233,159	£1.275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Trading Emissions
Released	14:15 28-Apr-08
Number	2570T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Trading Emissions plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	25 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,628,283	(1.296%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,628,283	(1.296%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,092	£1.390

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

RECEIVED

2008 JUL 29 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	14:16 28-Apr-08
Number	2572T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	25 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,146,175	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,146,175	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,355	£62.086
Sale	495	£62.110

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,579	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,579	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	14:18 28-Apr-08
Number	2577T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	25 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,730,134	(1.256%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,730,134	(1.256%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,510	£18.440
Sale	5,053	£18.428

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,440,545	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,440,545	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
n/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rights Issue
Released	07:01 29-Apr-08
Number	2997T

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA

HBOS plc

£4.0 Billion Rights Issue

Update on Capital, Current Trading, Treasury Portfolio and Outlook

29 April 2008

The Board of HBOS plc ("HBOS", the "Group" or "Company") announces a rights issue to raise £4.0 billion net of expenses to strengthen the HBOS capital base. The Board is also establishing a new target Tier 1 ratio of between 8.0% and 9.0% and a new target core Tier 1 ratio of between 6.0% and 7.0%. These actions build on the Group's existing capital position and achieve a step change in capital strength.

The enhanced capital position will enable the Group to underpin its competitive position in its core markets and to pursue its strategy of:

- consolidating leadership in residential mortgages and savings;
- delivering measured and selective high value Corporate growth;
- continuing to grow strongly in Insurance & Investment; and
- investing in targeted International growth.

These initiatives are being implemented against the backdrop of both the continuing financial market volatility and the more challenging UK macroeconomic environment.

Key highlights of today's announcement include:

- a fully underwritten rights issue to raise £4.0 billion, on the basis of 2 new ordinary shares for every 5 existing ordinary shares at 275 pence per share;
- a reduction in the dividend payout ratio to 40%;
- that the 2008 interim dividend is intended to be paid in shares with the 2008 final dividend intended to be paid in cash; and

- negative fair value adjustments in the year to date of £970 million in the Trading Book (full year 2007: £227 million), and £1,874 million post tax in the Banking Book (full year 2007:

£509 million post tax). Banking Book fair value adjustments do not impact regulatory capital or reported profits.

Year to date, the trading performance of the Group has been satisfactory, despite the challenging conditions. Details are set out in the Trading Update (Appendix I).

Andy Hornby, Group Chief Executive, said:

"The actions we have announced today achieve a step change in our capital strength and our target ratios. This allows us to consolidate our competitive position in our core markets.

We are planning for a more challenging environment ahead and the proceeds of the rights issue should ensure that we benefit from strong ratios even if the macroeconomic environment deteriorates further. In the long term we remain optimistic about the fundamental prospects for our core businesses. The Group will be well positioned to benefit over time from a number of selective growth opportunities across our businesses where there will be scope to earn good returns.

We are focused on achieving returns on equity in the mid teens and are well placed to deliver long term sustainable growth."

Contacts

Investor Relations:	Charles Wycks Director of Investor Relations (0131) 243 5509 (020) 7905 9600 charleswycks@hbosplc.com
	John Hope Director, Investor Relations (0131) 243 5508 (020) 7905 9600 johnhope@hbosplc.com
Press Office:	Shane O'Riordain General Manager, Group Communications (020) 7905 9600 07770 544585 (mobile) Shaneo'riordain@hbosplc.com
Joint Financial Advisers & Brokers:	Morgan Stanley (020) 7425 8000
	Dresdner Kleinwort (020) 7623 8000

£4.0 Billion Rights Issue

Update on Capital, Current Trading, Treasury Portfolio and Outlook

Introduction

The Board of HBOS announces a rights issue to raise £4.0 billion net of expenses, to strengthen the HBOS capital base. The Board is also establishing a new target Tier 1 ratio of between 8.0% and 9.0% and a new target core Tier 1 ratio of between 6.0% and 7.0%. Together these actions achieve a

step change in the Group's capital strength. These initiatives are being implemented both against the backdrop of continuing financial market volatility and the more challenging UK macroeconomic environment.

Despite these market conditions, the underlying trading performance of the Group in the year to date has been satisfactory. Performance relative to the same period in 2007 has been impacted by negative fair value adjustments to the trading book, higher LIBOR funding costs and lower revenues from the Corporate investment portfolio. Further details of the trading performance are set out in Appendix I.

Background to and Reasons for the Rights Issue

The Board of HBOS believes that a stronger capital base is appropriate in current market conditions. The four key objectives of the capital raising are:

- to rebase the Group to stronger capital ratios;
- to consolidate the Group's strengths in its core markets;
- to mitigate the increased sensitivity on our regulatory capital of change arising from Basel II; and
- to accommodate the impact of the Treasury portfolio fair value adjustments.

The rights issue of £4.0 billion should enable HBOS to operate between 8.0% and 9.0% for the Tier 1 ratio and between 6.0% and 7.0% for the core Tier 1 ratio.

The Board of HBOS believes that a strengthened capital base and the Group's new target ratios are prudent in the context of the challenges facing the financial services industry. Following the rights issue, the Group will be in a stronger position to accommodate the increased sensitivity of regulatory capital under Basel II. The new target ranges are also in line with stronger European banking peers.

The Board is optimistic about the fundamental prospects for the Group's core businesses. The enhanced capital position will enable the Group to pursue its strategy of:

- consolidating leadership in residential mortgages and savings;
- delivering measured and selective high value Corporate growth;

- continuing to grow strongly in Insurance & Investment; and
- investing in targeted International growth.

The Treasury portfolio has experienced a number of fair value adjustments, some of which impact capital. HBOS expects these adjustments to reverse over time. The Treasury portfolio is described more fully in the section below.

Taking into account all of the above factors, the Board has determined that it is appropriate to raise £4.0 billion through the rights issue.

Rights Issue

The proposed rights issue will raise proceeds of £4.0 billion, net of expenses. Subject to the conditions to the rights issue being satisfied, it will be made on the basis of 2 new ordinary shares for every 5 existing ordinary shares at an issue price of 275 pence per HBOS share. This represents a

36% discount to the theoretical ex-rights price and a 45% discount to the closing price of HBOS shares of 495.75 pence per share on 28 April 2008, the last trading day before this announcement.

HBOS will seek approval from its shareholders in respect of the rights issue, and the proposed interim scrip dividend, at an Extraordinary General Meeting ("EGM") to be held in late June 2008. A prospectus in connection with the rights issue is expected to be published shortly before the EGM. The nil paid trading period is expected to commence shortly following the EGM and dealings in new fully paid shares are expected to commence in late July 2008. Dresdner Kleinwort Limited ("Dresdner Kleinwort") and Morgan Stanley & Co. International plc ("Morgan Stanley") are acting as joint sponsors and bookrunners to the rights issue and the rights issue is fully underwritten by Dresdner Bank AG, London Branch and Morgan Stanley.

Under the proposed rights issue, ordinary shareholders will be offered new ordinary shares at a price of 275 pence per share on the following basis:

2 new ordinary shares for every 5 existing such shares

registered in their name on the record date and so on in proportion to the number of existing such shares then held. Fractional entitlements will not be allotted to such shareholders but instead will be rounded down to the nearest whole number of new shares, with the aggregated fractional entitlements being sold for the benefit of the Company. The new ordinary shares will, when issued and fully paid, rank pari passu in all respects with the existing ordinary shares, including the right to receive all dividends or other distributions declared, made or paid after the date of their issue. For the avoidance of doubt, they will not be entitled to receive the 32.3 pence per share final dividend payable, subject to shareholder approval, in respect of the year ended 31 December 2007.

The rights issue will be conditional, amongst other things, upon:

- the passing of the necessary resolutions at the EGM referred to above;
- the final date for acceptance and payment under the rights issue being no later than the back stop date of 7 August 2008 (or such later time and/or date as the Company, Dresdner Kleinwort and Morgan Stanley may agree); and
- the underwriting agreement relating to the rights issue between the Company, Dresdner Kleinwort, Dresdner Bank AG, London Branch and Morgan Stanley otherwise becoming unconditional and not having been terminated in accordance with its terms prior to Admission.

The Board considers that the terms of the rights issue and the passing of the necessary resolutions to be proposed at the EGM to be in the best interests of shareholders as a whole. Accordingly, the Board unanimously recommends to shareholders that they vote in favour of the resolutions, as the Directors intend to do in respect of their own beneficial holdings of ordinary shares.

Treasury Portfolio

As disclosed in the 2007 preliminary results announcement, Treasury holds a portfolio of high quality debt securities. In line with the significant deterioration in market conditions generally, the Group has made a number of fair value adjustments, relating primarily to its holdings of Asset Backed Securities ("ABS") and Floating Rate Notes. HBOS expects the adjustments to reverse over time. No impairments have been incurred in respect of these investments.

Negative fair value adjustments in the year to date are summarised as follows:

- Trading Book £970 million (full year 2007: £227 million);

- Banking Book £1,874 million post tax (full year 2007: £509 million post tax).

The fair value adjustments in the Banking Book have no impact on reported profits or regulatory capital strength.

Treasury Portfolio Update

The following table provides a breakdown of the Group's debt securities in its Treasury portfolio:

	Banking Book		Trading	Total as at
	Grampian	Other	Book	31/3/08
Asset Class	**£ Bn**	**£ Bn**	**£ Bn**	**£ Bn**
Asset Backed Securities	16.8	9.1	13.2	**39.1**
Covered Bonds		3.4		**3.4**
Floating Rate Notes		10.0	5.8	**15.8**
Certificates of Deposit		4.6	15.6	**20.2**
Other (including Landale)		2.6	0.7	**3.3**
Total	**16.8**	**29.7**	**35.3**	**81.8**

Included in the table above are the Group's asset backed securities, analysed as follows:

	Banking Book		Trading	Total as at	Weighted	Weighted
Asset Class	Grampian £ Bn	Other £ Bn	Book £ Bn	31/3/08 £ Bn	Average External Credit Rating[1] (Mar 08)	Average External Credit Rating[1] (Dec 07)
Mortgage Backed	9.3	3.2	8.2	**20.7**	1.07	1.03
CDOs	6.0	0.2	0.5	**6.7**	1.03	1.03
Personal Sector	2.9	0.2	2.4	**5.5**	1.13	1.00
FFELP Student Loans		5.6	0.1	**5.7**	1.00	1.00
Other ABS and Fair Value Adjustments	(1.4)	(0.6)	(0.8)	**(2.8)**		
Negative basis[2]		0.5	2.8	**3.3**	1.08	1.00
Total	**16.8**	**9.1**	**13.2**	**39.1**	1.08	1.02

Notes:

[1]The Weighted Average External Credit Rating is the lower of Moody's, Standard and Poor's and Fitch using the translation: Aaa=1; Aa1=2; Aa2=3, etc.

[2]Negative Basis means bonds held with a separate matching CDS protection. The Weighted Average External Credit Rating is based on the Bond, ignoring the benefit of the CDS.

Included within the mortgage backed asset class in the table above are our US mortgage backed assets, analysed as follows:

	Banking Book		Trading	Total as at	Weighted	Weighted
Asset Class	Grampian £ m	Other £ m	Book £m	31/3/08 £ m	Average External Credit Rating[1] (Mar 08)	Average External Credit Rating[1] (Dec 07)
Prime[2]	1,208	232	741	**2,181**	1.32	1.00
Alt-A	3,566	1,003	2,322	**6,891**	1.01	1.00
Sub-prime	70	9	20	**99**	1.11	1.00
Total	**4,844**	**1,244**	**3,083**	**9,171**	1.09	1.00

Notes:

[1]The Weighted Average External Credit Rating is the lower of Moody's, Standard and Poor's and Fitch using the translation: Aaa=1; Aa1=2; Aa2=3, etc.

[2]Prime includes £612m of second lien loans to prime borrowers, all monoline wrapped.

Negative Fair Value Adjustments

The quality of our Treasury portfolio remains strong; there have been no credit impairments to date and the weighted average credit rating of our ABS portfolio is 1.08 (Dec 2007: 1.02). There is only a very small exposure to sub-prime assets.

HBOS believes that it has adopted a prudent basis for the valuation of its Treasury assets and has taken additional mark-downs for certain parts of its portfolio reflecting the illiquidity of the relevant markets. For example, the HBOS Alt-A portfolio, which has now been marked to 80p in the £, comprises overwhelmingly AAA rated securities with a weighted average LTV of 77%. This portfolio benefits from a weighted average 30% credit enhancement and has a weighted average FICO score of 708.

HBOS has credit exposure to monolines both through wrapped bonds and purchased CDS protection. The Group's current credit exposure, using the HBOS methodology, is £970 million (Dec 2007: £551 million). As at 31st March 2008, the nominal exposures were £2.8 billion of negative basis CDS and £2.3 billion of wrapped bonds. Of the negative basis CDS, 92% of the underlying bonds are AAA rated and 8% AA+ rated. Of the wrapped bonds, 85% are insured by AAA monolines and 15% are insured by FGIC, XLCA and CIFG and all of these bonds are externally rated A- or better. Overall, cumulative negative fair value adjustments in respect of wrapped bonds and CDS with monolines are £180 million pre-tax.

Dividend

The Board of HBOS believes that a dividend payout ratio of 40% is appropriate over the medium term. This payout ratio is below the 2007 payout ratio of 46% and reflects a prudent view of the expected ongoing capital requirements of the Group. In future years, the Board intends to pursue a progressive dividend policy, growing dividends in line with underlying earnings.

The Board believes that it would be prudent to pay the 2008 interim dividend in shares and, in that regard, intends to seek necessary shareholder approval at the EGM to be convened in connection with the rights issue. The current intention is, however, to pay the 2008 final dividend in cash.

The Board confirms that the 2007 final dividend of 32.3p, if approved by shareholders, will be paid in cash as previously announced.

Contacts

Investor Relations:	Charles Wycks Director of Investor Relations (0131) 243 5509 (020) 7905 9600 charleswycks@hbosplc.com John Hope Director, Investor Relations (0131) 243 5508 (020) 7905 9600 johnhope@hbosplc.com
Press Office:	Shane O'Riordain General Manager, Group Communications

	(020) 7905 9600 07770 544585 (mobile) Shaneo'riordain@hbosplc.com
Joint Financial Advisers & Brokers:	Morgan Stanley (020) 7425 8000 Dresdner Kleinwort (020) 7623 8000

Dresdner Kleinwort Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for HBOS and for no-one else as joint sponsor and joint bookrunner and Dresdner Bank AG, London Branch, which is authorised by BAFin and by the Financial Services Authority and which is regulated by the Financial Services Authority for the conduct of designed investment business in the United Kingdom, is acting for HBOS as joint underwriter in relation to the proposed rights issue and the listing of the new ordinary shares on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange's market for listed securities, and will not be responsible to any other person for providing the protections afforded to clients of Dresdner Kleinwort Limited and/or Dresdner Bank AG, London Branch nor for providing advice in connection with the proposed rights issue, proposed listing or admission to trading or contents of this announcement or any other matters referred to in this announcement.

Morgan Stanley & Co. International plc, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for HBOS and for no-one else as joint sponsor, joint bookrunner and joint underwriter in relation to the proposed rights issue and the listing of the new ordinary shares on the Official List of the UK Listing Authority and their admission to trading on the London Stock Exchange's market for listed securities, and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. International plc nor for providing advice in connection with the proposed rights issue, proposed listing or admission to trading or contents of this announcement or any other matters referred to in this announcement.

Dresdner Bank AG, London Branch and Morgan Stanley may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Dresdner Bank AG, London Branch and Morgan Stanley do not propose to make any public disclosure in relation to such transactions.

A circular to Shareholders relating to the rights issue and convening an EGM is expected to be published and posted to Shareholders in June 2008. A prospectus relating to the rights issue is expected to be published and posted to Shareholders shortly before the EGM in late June 2008. The provisional allotment letters are expected to be despatched around the time of the EGM. The prospectus will give further information on HBOS and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue.

Application will be made to the UK Listing Authority for the new ordinary shares to be admitted to the Official List and the London Stock Exchange plc for the new ordinary shares to be admitted to trading on its market for listed securities ("Admission"). Application will also be made to Euroclear UK & Ireland Limited for the nil paid rights and the fully paid rights to be admitted as separate participating securities within CREST.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this

announcement except on the basis of the information contained in the prospectus. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new HBOS ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new HBOS ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence. The nil paid rights, the fully paid rights, the new HBOS ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

Neither the content of the HBOS website nor any website accessible by hyperlinks on the HBOS website is incorporated in, or forms part of, this announcement.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions and relate to, among other things, the performance of the various business units of HBOS in the near to medium term, the amount by which HBOS expects to write down the value of certain of its assets, the expectations of HBOS in respect of the rights issue, its capital ratios and its dividend payout ratio, the business strategy of HBOS and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which HBOS has business activities or investments, including the United States; the inability of HBOS to hedge certain risks economically; the adequacy of its impairment provisions and loss reserves; and the potential exposure of HBOS to various types of market risk, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this announcement. The information and opinions contained in this announcement are subject to change without notice and, subject to

compliance with applicable law, HBOS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Appendix I

Trading Update

This trading update constitutes the HBOS Interim Management Statement for the period from 31 December 2007 to 28 April 2008.

This announcement covers the information to be presented at the HBOS Annual General Meeting in Glasgow and discussed in a presentation for analysts and investors at 9am today.

Group Trading Overview

Trading conditions in the first quarter of the year have been challenging against the backdrop of global financial market dislocation that is now impacting on the wider economy.

On the back of a strong pipeline of business coming into the year, asset growth has been relatively strong in the first quarter. This has now moderated, with a full year expectation of a mid single digits level of growth. Competition for deposits has been strong but we expect to grow deposits at a faster rate than assets in the year.

We continue to fund successfully in global money markets and are not planning on the securitisation market re-opening this year. However, we expect to continue to access term wholesale markets and raised some £5.5 billion in the first quarter, including £750 million of innovative Tier 1 securities.

Following the rights issue, we expect to maintain strong Tier 1 ratios within a range of 8.0% to 9.0% and a core Tier 1 ratio of between 6.0% and 7.0%.

For the full year, we expect good growth in net interest income despite the current pressures on margins from higher funding costs, particularly the LIBOR spread over base rates. As previously guided, the margin decline in 2008 is likely to be lower than in the previous year. Longer term, the margin prognosis is more favourable. We look forward to relatively stable and potentially improving margins in 2009.

Other income will be significantly lower than in the previous year due to negative fair value adjustments to the Trading Book and lower revenues from the Corporate investment portfolio.

The full year rate of cost growth will be lower than in 2007, particularly in the second half of the year as we manage our cost base to suit the changing business environment.

Our expectation is that there will be some deterioration in the credit environment in 2008.

Divisional Trading

Retail

We continue to supply one in five new mortgages, but after allowing for principal repaid and a significant reduction in the net lending market we expect only modest asset growth this year. Despite pressure on funding costs, notably the LIBOR spread over base rate, we expect a broadly stable Retail net interest margin in 2008 and an improving margin in 2009. We remain cautious regarding unsecured lending and do not expect any material growth in balances. In overall terms, impairment losses are likely to show a modest increase. The increase in secured impairments (from a very low level) is expected to be partly offset by lower levels of unsecured impairments which we

believe peaked in the first half of 2007.

Corporate

Corporate asset growth will be higher in the first half year of 2008, given the strong pipeline of business. For the year as a whole, asset growth is expected to be in single digits compared to the stronger growth of recent years. Margins for new business have improved but in 2008 margins overall will be impacted by a slower churn in the back book and a changing asset mix. Some increase in impairment losses is to be expected compared to the relatively benign environment of recent years.

Insurance and Investment

In our Insurance business, we are seeing strong growth in household and motor insurance, whilst the creditor insurance markets are more subdued, partly reflecting our own lending appetite. Claims experience is expected to be more favourable than in 2007, assuming no repeat of the extreme weather events. Sales in our Investment business are inevitably being impacted by the volatile equity markets but we remain confident of the future growth in this business.

International

We continue to invest in the growth of our International businesses particularly in Australia and Ireland, balancing short term profit with the delivery of longer term growth. Our International businesses are trading well but are not immune from the dislocation in global financial markets and, again, some deterioration in the credit environment is to be expected.

Treasury Portfolio

There have been no material changes in the composition of our Treasury Portfolio of debt securities since the year end. While there have been some credit rating downgrades, credit quality remains sound.

In the first quarter of 2008, total negative fair value adjustments through the Income Statement relating to the Trading Book totalled £970 million (full year 2007: £227 million). This reflects current market conditions including illiquidity of US Residential Mortgage Backed Securities ("US RMBS") in the form of Alt-A.

Negative fair value adjustments relating to the Banking Book totalled £1,874 million post tax for the same period (full year 2007: £509 million post tax), again reflecting additional mark-downs in respect of ABS due to current market conditions, including illiquidity. Fair value adjustments relating to the Banking Book are taken through the Available For Sale ("AFS") reserve and do not impact on profits or regulatory capital.

Following these additional mark-downs, our Alt-A and CBO portfolios are effectively marked to 80p in the £ even though they are overwhelmingly AAA rated. The weighted average rating for our CDOs was 1.03 end March 2008 (1.03 end December 2007) and 1.01 for Alt-A (1.00 end December 2007). With regard to our Alt-A book, as previously stated, the weighted average FICO score is 708, the weighted average LTV 77% and the current weighted average credit enhancement level 30%.

We expect the negative fair value adjustments taken through the Trading and Banking Books to reverse over time.

Outlook

Notwithstanding the global financial uncertainties, we expect the UK economy to prove fairly

resilient with GDP growth of between 1.25-1.5%, relatively strong employment prospects (even if consumption is weaker) and low interest rates. House prices are expected to fall, probably by mid single digits in 2008 and 2009. The capital raising announced today will provide us with financial resilience in challenging economic circumstances.

In the rest of the year, we expect asset growth to slow and margins to stabilise as pricing compensates for increased funding costs. We expect only a modest increase in impairments and will continue to drive costs out of the business. Overall, these should lead to a stronger performance in the second half.

We are focused on achieving returns on equity in the mid teens, and are well placed to deliver long term sustainable growth.

[1]The Weighted Average External Credit Rating is the lower of Moody's, Standard and Poor's and Fitch using the translation: Aaa=1; Aa1=2; Aa2=3, etc.

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	12:32 29-Apr-08
Number	3463T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	28 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,729,702	(1.256%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,729,702	(1.256%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	432	£18.840

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,440,545	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,440,545	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
n/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	12:33 29-Apr-08
Number	3466T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	28 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,146,022	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,146,022	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	153	£63.140

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,579	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,579	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- BHP Billiton plc
Released	15:17 30-Apr-08
Number	4832T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.50
Date of dealing	29 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	27,729,737	(1.256%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	27,729,737	(1.256%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	259	£18.130
Sale	225	£18.350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No Dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,440,545	(0.043%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,440,545	(0.043%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
n/A – No dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

Regulatory Announcement

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Rio Tinto plc
Released	15:19 30-Apr-08
Number	4841T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	29 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,145,960	(1.518%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,145,960	(1.518%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	137	£59.720
Sale	200	£60.030

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 30 April 2008

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Rio Tinto Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	NPV
Date of dealing	N/A – No dealing

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	308,579	(0.068%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	308,579	(0.068%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A – No Dealing		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- RDF Media Group plc
Released	15:20 30-Apr-08
Number	4846T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	RDF Media Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	29 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	3,002,663	(7.192%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,002,663	(7.192%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	£1.295

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Trading Emissions
Released	15:22 30-Apr-08
Number	4853T

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Trading Emissions plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	29 April 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,718,283	(1.328%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,718,283	(1.328%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	90,000	£1.280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 April 2008
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	16:45 30-Apr-08
Number	4851T

HBOS plc announces that on 30th April 2008 it transferred 131,593 shares out of Treasury for a consideration of 486.75 pence per share. These shares have been used to satisfy acquisitions made by participants in The HBOS plc Share Incentive Plan, an HM Revenue and Customs approved Share Incentive Plan.

Following the transfer, HBOS plc holds 2,287,006 of its ordinary shares in Treasury and has a total of 3,748,995,558 ordinary shares (excluding shares held in Treasury) in issue.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	16:50 30-Apr-08
Number	5021T

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the provisions of the Transparency Directive, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,751,282,564 shares of 25p each, of which 2,287,006 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,748,995,558 ordinary shares of 25p each. This figure (3,748,995,558 ordinary shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Result of AGM
Released	17:00 30-Apr-08
Number	4944T

ANNUAL GENERAL MEETING OF HBOS PLC

Company Name:	HBOS plc
Meeting Date:	29 April 2008
Venue:	SECC, Glasgow, G3 8YW
Number of ordinary shares in issue at meeting date (excluding Treasury Shares):	3,748,862,194
Number of votes per share:	one
Meeting type AGM/EGM:	AGM

	Resolution (No. as noted on proxy form)	Shares For	Shares Against	Shares Marked As Votes Withheld	Poll Yes/N
1	To receive the Annual Report and Accounts	1,641,846,293	4,816,033	3,279,309	YE
2	To declare a final dividend	1,646,640,049	1,222,857	2,229,641	YE
3	To elect John E Mack	1,630,880,391	12,818,128	5,216,557	YE
4	To elect Dan Watkins	1,627,158,974	16,571,963	5,183,555	YE
5	To elect Philip Gore-Randall	1,624,852,128	17,630,105	5,247,740	YE
6	To elect Mike Ellis	1,627,223,594	16,713,864	4,966,093	YE
7	To re-elect Dennis Stevenson	1,622,400,549	22,378,706	4,562,469	YE
8	To re-elect Karen Jones	1,624,957,794	17,036,281	7,347,351	YE
9	To re-elect Colin Matthew	1,627,830,438	16,814,920	4,571,051	YE
10	To approve the Remuneration Report	1,367,585,613	167,674,679	113,599,039	YE
11	To re-appoint KPMG Audit Plc as auditors	1,611,991,196	6,688,902	30,746,159	YE
12	To approve political donations and expenditure	1,587,349,705	51,532,074	9,927,821	YE
13	To approve the increase in authorised share capital	1,624,708,293	18,870,850	5,427,507	YE
14	To authorise the Directors to allot shares	1,625,189,728	17,127,260	6,546,083	YE
15	To approve the adoption of New Articles of Association	1,629,664,108	11,479,804	7,348,994	YE
16	To approve the amendment of New Articles of Association at a later date	1,633,861,197	6,536,986	7,895,855	YE
17	To authorise the allotment of shares for cash	1,635,401,110	7,779,853	5,849,197	YE
18	To authorise the repurchase of ordinary shares	1,637,154,392	7,223,392	4,489,844	YE

Copies of the relevant resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

END

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Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	02	04	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	85,770	10,754	839
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	544.3p	410p	472.53p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 87,092
Name(s): Please see attached schedule Address: UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 10,271
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/4/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	POSTCODE	SHARES
Mrs	Amanda	Arnott	57 The Castings	DUNFERMLINE	Fife KY12 9AU			139
Mrs	Moira Purdie	Craig	24 Violet Gardens	CARLUKE	Lanarkshire ML8 5TJ			174
Mrs	Helen Louise	Earley	27 Kingfisher Court	Bradford	W YORKSHIRE	BD6 3YS		522
Mr	Philip Andrew R	Garrick	c/o D C Hayman	29 St Georges	Newtown	CHESTER	CH1 3HG	1740
Mrs	Wendy	Hillyard	124 Harrow Crescent	ROMFORD	RM3 7AP			348
Mrs	Margaret Elizabeth	Jeffrey	8 Pine Street	DUNBAR	East Lothian EH42 1PT			208
Mrs	Julie Carole	Layton	42 Hales Park	BEWDLEY	Worcs DY12 2HU			417
Miss	Janice Doreen	Levack	71 Sullivan Way	Kimmylies	INVERNESS	IV3 8PE		104
Mrs	Janette	Mackay	29 1F2 Lasswade Road	EDINBURGH	EH16 6TD			69
Mr	Gefin M	Price	17 Larchwood	Woodlands Drive	Leeds	LS19 6JZ		1740
Miss	Rachel Amanda	Robinson	18 South Sreet	Oakenshaw	BRADFORD	West Yorkshire BD12 7DJ		1740
Mr	Jeremy Michael	Thomas	50 Wordsworth Avenue	LONDON	E18 2HE			522
Mrs	Sarah Jane	Ford	Stone Cottage	Woodcock Hill	Felbridge		RH19 2QZ	183
Ms	Mary	Pender	18 Broadford Close	Ballinteer	Dublin 16	Ireland		175
Ms	Nicole Joanne	Turner	Unit 20/ 33 Farina Drive	Yokine	WA	6060	Australia	59
Ms	Jenny Louise	Sibson	8 Sheffield Place	Hillarys	WA	6025	Australia	237
	Margaret Elizabeth	Kennedy	19 Johnsburn Haugh	Balerno		EH14 7ND		231
Mrs	Denise Lesley	Brown	112 Longcroft Road	Dronfield	S18 8XY			1663
							TOTAL	**10271**

RECEIVED 3670

2008 JUL 29 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE


Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	09	04	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	200	1,320	2,150
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£7.512	£4.7253	£4.10

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	3,670
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9/4/08.

~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

15414



88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	04	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	10,384	4,481	549
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£4.7253	£4.10	£5.975

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 11,933
Name(s): Mrs Roasanna Lynn Mitchell Address: 192 Llanwrst Road, Colwyn Bay, Clwyd UK Postcode LL28 5YS	Class of shares allotted: Ordinary	Number allotted: 3,481
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/04/08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange

RECEIVED

2008 JUL 29 A 11:2?

OFFICE OF INTERNATIONAL CORPORATE ...


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	23	04	2008
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,280		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£4.7253		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	12,064
Name(s): Please see attached schedule Address: UK Postcode:	Ordinary	216
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/4/08.

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ASSISTANT

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	04	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	67,348		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£5.00		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 67,348
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/4/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange


Companies House

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,771		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£4.7253		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,771
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Assistant Date 30/4/08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number DX exchange


Companies House
— for the record —

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	131,593		
Nominal value of each share	25p		
Date(s) shares were sold or transferred	30/04/08		

**Delete as appropriate

Signed [signature] **Date** 30/4/08.

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

END

11/06